     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 25, 1996



                                                       REGISTRATION NO. 333-1775

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            ADVANCED MAGNETICS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       DELAWARE                                             4-2742593
           (STATE OR OTHER JURISDICTION OF                                (IRS EMPLOYER
            INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NUMBER)

                               725 CONCORD AVENUE
                         CAMBRIDGE, MASSACHUSETTS 02138
                                 (617) 354-3929
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                JEROME GOLDSTEIN
                 CHAIRMAN OF THE BOARD, PRESIDENT AND TREASURER
                            ADVANCED MAGNETICS, INC.
                               725 CONCORD AVENUE
                         CAMBRIDGE, MASSACHUSETTS 02138
                                 (617) 354-3929
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                    COPIES TO:

                LESLIE E. DAVIS, ESQ.                                DAVID J. BEVERIDGE, ESQ.
              TESTA, HURWITZ & THIBEAULT                               SHEARMAN & STERLING
                  HIGH STREET TOWER                                    599 LEXINGTON AVENUE
                   125 HIGH STREET                                   NEW YORK, NEW YORK 10022
             BOSTON, MASSACHUSETTS 02110                                  (212) 848-4000
                    (617) 248-7000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / / 33-
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / / 33-
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED MARCH 25, 1996

                                1,350,000 SHARES
[LOGO]                      ADVANCED MAGNETICS, INC.

                                  COMMON STOCK

                            ------------------------

     Of the 1,350,000 shares of Common Stock offered hereby, 1,100,000 shares are being offered by Advanced Magnetics, Inc. and 250,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."


     The Common Stock is traded on the American Stock Exchange under the symbol AVM. On March 21, 1996, the closing sale price of the Common Stock was $22.125 per share. See "Price Range of Common Stock and Dividend Policy."



      THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" AT PAGE 7.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
        ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
          OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================================
                                                     Underwriting                   Proceeds to
                                        Price to     Discounts and   Proceeds to      Selling
                                         Public      Commissions(1)  Company(2)    Stockholders
------------------------------------------------------------------------------------------------
Per Share...........................  $              $              $              $
------------------------------------------------------------------------------------------------
Total...............................  $              $              $              $
------------------------------------------------------------------------------------------------
Total Assuming Full Exercise of
  Over-Allotment Option(3)..........  $              $              $              $
================================================================================================

(1) See "Underwriting."
(2) Before deducting expenses estimated at $450,000, which are payable by the Company.
(3) Assuming exercise in full of a 30-day option granted by the Company to the Underwriters to purchase up to 202,500 additional shares of Common Stock, on the same terms, solely to cover over-allotments. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that
delivery of the Common Stock will be made in New York City on or about March   ,
1996.
                            ------------------------

PAINEWEBBER INCORPORATED

                     DONALDSON, LUFKIN & JENRETTE

                        SECURITIES CORPORATION

                                         OPPENHEIMER & CO., INC.

                                                       TUCKER ANTHONY
                                                        INCORPORATED
                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS MARCH   , 1996.

[PICTURE]       Fifty year old male with hepatocellular carcinoma.
                MRI cross-sectional scan of abdomen without Feridex I.V. (top).
                After administration of Feridex I.V. (bottom), the normal liver appears dark while an approximately 15mm lesion appears bright.




[PICTURE] A                                     [PICTURE] B

Forty-three year old female with cancer of the external auditory canal and suspected metastasis to the lymph nodes. MRI cross-sectional study of the neck without Combidex (A) shows a large lymph node. MRI scan of the same neck cross-section 24 hours after administration of Combidex (B) indicates a metastatic tumor. Post-surgery analysis confirmed the presence of metastatic disease.

                               ---------------

        IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. In addition, reports, proxy statements and other information concerning the Company (symbol:
AVM) can be inspected and copied at the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto), under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington D.C. upon payment of the fees prescribed by the Commission or may be examined without charge at the offices of the Commission as described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference in this
Prospectus:

     (i) Annual Report on Form 10-K for the fiscal year ended September 30,
1995;

     (ii) Proxy Statement of the Company dated December 28, 1995 for its Annual Meeting of Stockholders held on February 6, 1996;

     (iii) Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1995; and

     (iv) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A.

     Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the shares of Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document (other than exhibits). Requests for such copies should be directed to Marlene Goldstein, Advanced Magnetics, Inc., 61 Mooney Street, Cambridge, MA 02138; telephone (617) 497-2070.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Feridex I.V.[Trademark] and Combidex[Trademark] are trademarks of the Company. GastroMARK[Registered Trademark] is a registered trademark of Mallinckrodt Medical, Inc. Endorem[Trademark], Sinerem[Trademark] and Lumirem[Trademark] are trademarks of Guerbet, S.A. and are registered in France and other jurisdictions. This Prospectus also includes trade names, trademarks and registered trademarks of other companies.

-------------------------------------------------------------------------------
                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Investors should carefully consider the information set forth under the heading "Risk Factors." Certain of the information contained in this summary and elsewhere in this Prospectus are forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors."

                                  THE COMPANY

     Advanced Magnetics develops, manufactures and markets organ-specific contrast agents to improve the diagnostic capabilities of soft tissue magnetic resonance imaging ("MRI") scans and is developing a drug delivery platform that targets therapeutics to the liver for the treatment of certain liver diseases. The Company is a leader in the development of organ-specific superparamagnetic MRI contrast agents, including Feridex I.V. for the liver, GastroMARK for the gastrointestinal system, and Combidex for the liver, spleen, lymphatic system and blood flow. Sales of Feridex I.V. have commenced in Europe, and the Company recently received an approvable letter from the U.S. Food and Drug Administration ("FDA") for this product. GastroMARK has been approved for marketing in several European countries and Canada, and a New Drug Application ("NDA") for this product was submitted to the FDA in November 1993. With respect to Combidex, the Company and its collaborative partner in Europe, Guerbet, S.A. ("Guerbet"), have completed Phase II clinical trials in both the United States and Europe for several indications. The Company has completed patient enrollment for Phase III trials for Combidex in the United States for imaging liver lesions and expects to begin separate Phase III trials in 1996 for Combidex as a blood flow contrast agent in magnetic resonance angiography ("MRA"), a form of MRI that assesses blood flow obstructions or constrictions. In 1996, the Company and Guerbet expect to begin Phase III trials for Combidex in the United States and Europe for imaging of lymph nodes. In addition to these contrast agents, Advanced Magnetics is applying its organ-specific technology and expertise to the development of a drug delivery platform targeting therapeutics to the liver and expects to commence clinical trials in Europe for a treatment of hepatitis B in 1996.

     MRI is a diagnostic imaging technique that is used to identify internal abnormalities and changes in structure. Contrast agents increase the usefulness of MRI by allowing radiologists to differentiate structures and organs with greater diagnostic confidence. The Company believes that MRI scans produced with contrast agents are clearer and permit the identification of smaller abnormalities than images produced by MRI without contrast agents or contrast enhanced computerized tomography ("CECT"). MRI contrast agents frequently allow for more accurate diagnosis and monitoring of treatment results and may be a cost-effective way to optimize medical treatments and to improve patient outcomes. Currently, the primary use of MRI is for studies of the central nervous system, which accounted for approximately 74% of the estimated 7.4 million MRI studies performed in the United States in 1994. Approximately 29% of these MRI studies were contrast enhanced at a cost to payors of approximately $145 million for contrast agents. The Company believes that the development of effective contrast agents will increase the use of MRI as a diagnostic imaging technique and will allow MRI to be used for a wider range of applications, in turn generating additional demand for MRI contrast agents.


     No MRI contrast agents designed specifically for the liver or the lymphatic system are currently being marketed anywhere in the world, except for the Company's Feridex I.V. liver agent, which is being sold in Europe. The liver and the lymphatic system are among the principal sites for metastasis of many common cancers (including colon, prostate and breast cancer) originating in other parts of the body. CECT is currently the primary imaging technique used to confirm a preliminary or suspected diagnosis of liver cancer. With respect to the lymphatic system, there currently are no effective imaging techniques. An MRI contrast agent that localizes to and causes contrast enhancement of the lymph nodes, such as Combidex, could allow for more accurate disease diagnosis and monitoring of treatment results. The Company believes that Gas-

------------------------------------------------------------------------------

-------------------------------------------------------------------------------
troMARK, because it enhances the contrast between the bowel and other abdominal structures, will increase the use of MRI as an imaging technology for the abdomen. In light of these potential applications of MRI contrast agents, the Company believes that it is well positioned to benefit from the expected demand for such agents and to capture a portion of the over $3 billion worldwide market for imaging agents, approximately $294 million of which was associated with MRI in 1995.


     In order to facilitate the marketing and distribution of its contrast agents, the Company has entered into strategic relationships with certain established pharmaceutical companies. These relationships, both in the United States and abroad, include: (i) Guerbet, a leading European producer of contrast agents, in Western Europe and Brazil; (ii) Eiken Chemical Co., Ltd. ("Eiken"), one of Japan's leading medical diagnostics manufacturers, in Japan; (iii) Berlex Laboratories, Inc., a division of Schering AG ("Berlex"), the leading marketer in the United States of MRI contrast agents, in the United States; and (iv) Mallinckrodt Medical, Inc. ("Mallinckrodt"), a leading manufacturer in the United States of contrast agents, in the United States, Canada and Mexico.


     The Company's expertise in organ-specific technology provides it with biopharmaceutical opportunities beyond its core MRI contrast agent products. Advanced Magnetics is developing a drug delivery platform that targets therapeutics to the liver. The Company believes that arabinogalactan, a naturally occurring polysaccharide that binds to the asialoglycoprotein ("ASG") receptor found in abundance on hepatocytes, the principal cells comprising the liver, has commercial promise in drug delivery. Arabinogalactan was initially developed by the Company as a delivery agent for targeting contrast agents to the liver because of its high specificity, low cost and lack of toxicity. The Company is currently focusing on the development of a product for the treatment of hepatitis B consisting of a conjugate of arabinogalactan and vidarabine monophosphate ("AraAMP"). Vidarabine ("AraA") is an existing therapeutic agent that has shown efficacy in the treatment of hepatitis B, but is unacceptably toxic when used in an unconjugated form. Clinical trials for this product candidate are expected to begin in 1996 in Europe. Advanced Magnetics intends to study the efficacy of other therapeutic agents combined with arabinogalactan for the treatment of hepatitis C, hepatitis D and liver cancer.

     The Company was incorporated in Delaware in 1981. The Company's principal executive offices are located at 725 Concord Avenue, Cambridge, Massachusetts 02138, and its telephone number is (617) 354-3929.

                                  THE OFFERING


Common Stock Offered by the Company....  1,100,000 shares of Common Stock, par value $.01 per share
                                         (the "Common Stock")
Common Stock Offered by the Selling
  Stockholders.........................  250,000 shares
Common Stock to be Outstanding after
  the Offering.........................  7,866,642 shares(1)
Use of Proceeds........................  To fund research and development, clinical trials, working capital, potential acquisitions and for general corporate
                                         purposes. See "Use of Proceeds."
American Stock Exchange symbol.........  AVM


---------------

(1) Based on the number of shares outstanding at March 21, 1996. Excludes an aggregate of 416,250 shares of Common Stock issuable pursuant to outstanding stock options on that date.




-------------------------------------------------------------------------------

-------------------------------------------------------------------------------


                         SUMMARY FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                         THREE MONTHS
                                                                 YEAR ENDED SEPTEMBER 30,             ENDED DECEMBER 31,
                                                            ----------------------------------       --------------------
                                                             1993          1994         1995          1994         1995
                                                            -------       ------       -------       ------       -------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    License fees..........................................  $ 1,010       $5,505       $ 5,000       $   --       $    --
    Royalties.............................................      906           16           189           --            75
    Product sales.........................................    3,836          281         2,120           55            --
    Contract research and development.....................      403           --            --           --            --
    Interest, dividends and net gains and losses on sales
      of securities.......................................    2,823        1,845         2,287          682           452
                                                            -------       ------       -------       ------       -------
      Total revenues(1)...................................    8,978        7,647         9,596          737           527
  Costs and expenses:
    Cost of product sales.................................    1,526           55           425           11            --
    Contract research and development expenses............      193           --            --           --            --
    Company-sponsored research and development expenses...    6,863        6,622         8,602        1,598         2,161
    Charge (credit) for purchase of in-process research
      and development(2)..................................       --          760          (380)        (380)           --
    Selling, general and administrative expenses..........    2,778        1,964         1,759          316           291
                                                            -------       ------       -------       ------       -------
      Total costs and expenses............................   11,360        9,401        10,406        1,545         2,452
  Other income:
    Gain on sale of in vitro product line(1)..............       --        2,650         3,405           --            --
                                                            -------       ------       -------       ------       -------
  Income (loss) before provision for income taxes and
    cumulative effect of accounting change................   (2,382)         896         2,595         (808)       (1,925)
  Income tax provision....................................       --            8           400           --            --
                                                            -------       ------       -------       ------       -------
  Income (loss) before cumulative effect of accounting
    change................................................   (2,382)         888         2,195         (808)       (1,925)
  Cumulative effect of accounting change(3)...............       --           --           118          118            --
                                                            -------       ------       -------       ------       -------
  Net income (loss).......................................  $(2,382)      $  888       $ 2,313       $ (690)      $(1,925)
                                                            =======       ======       =======       ======       =======
  Net income (loss) per share before cumulative effect of
    accounting change.....................................  $ (0.36)      $ 0.13       $  0.32       $(0.12)      $ (0.28)
  Cumulative effect of accounting change(3)...............       --           --          0.02         0.02            --
                                                            -------       ------       -------       ------       -------
  Income (loss) per share.................................  $ (0.36)      $ 0.13       $  0.34       $(0.10)      $ (0.28)
                                                            =======       ======       =======       ======       =======
  Weighted average number of common and common equivalent
    shares................................................    6,651        6,807         6,871        6,718         6,756


                                                                                              DECEMBER 31, 1995
                                                                                          --------------------------
                                                                                          ACTUAL      AS ADJUSTED(4)
                                                                                          -------     --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.............................................................  $ 2,526        $24,953
  Marketable securities.................................................................   37,691         37,691
  Working capital.......................................................................   40,386         62,813
  Total assets..........................................................................   48,715         71,142
  Stockholders' equity..................................................................   47,390         69,817


---------------
(1) On October 15, 1993, the Company sold its in vitro product line to PerSeptive Biosystems, Inc. and recorded a $2,650,000 gain on the sale. The sale also included a contingent earn-out based on 1995 revenues which resulted in a $3,405,000 gain in 1995. Exclusive of the in vitro product line revenues, 1993 total revenues would have been $3,961,000 consisting of license fees of $1,000,000, contract research and development revenues of $138,000, and total interest, dividends and net gains and losses on sales of securities of $2,823,000.

(2) In August 1994, the Company reacquired the development and marketing rights to the MRI contrast agent Combidex previously licensed to Squibb Diagnostics, a division of Bristol-Myers Squibb Co., and recorded a related $760,000 charge for the purchase of in-process research and development. In the first fiscal quarter of 1995, a credit for $380,000 was recorded to the purchase of in-process research and development as a result of an amendment of the agreement between the Company and Squibb. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto appearing elsewhere in this Prospectus.

(3) In the first quarter of fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires that marketable securities classified as available for sale be recorded at fair market value, and recorded a cumulative change of $118,000.


(4) Adjusted to reflect the sale by the Company of 1,100,000 shares of Common Stock offered hereby, at an assumed offering price of $22.125 per share (the closing price on March 21, 1996) and the application of the net proceeds therefrom. See "Use of Proceeds."


-------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should consider carefully the following risk factors in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

EARLY STAGE OF PRODUCT COMMERCIALIZATION; UNCERTAINTY OF PRODUCT DEVELOPMENT

     The Company has not generated significant revenues from the sale of its products. None of the Company's products have been approved for sale in the United States, and the sale of Feridex I.V. and GastroMARK has only recently begun in certain European countries. While the Company is conducting human clinical testing of Combidex, this product and the Company's other product candidates, in particular its targeted therapeutic products, will require significant additional research and development efforts, including extensive human clinical testing, prior to submission of any regulatory application for commercial sale of such products. Such products are not expected to be commercially available for several years, if at all. The development of new pharmaceutical products is highly uncertain and no assurance can be given that any of the Company's development programs will be completed successfully, that required regulatory approvals will be obtained on a timely basis, if at all, or that any product, including Feridex I.V., will be commercially successful.

     The Company's long-term viability and growth will depend on the successful commercialization of products resulting from its research activities. If any of the Company's development programs are not completed successfully, required regulatory approvals are not obtained or products for which approvals are obtained are not commercially successful, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business -- Products under Development."

NEED FOR FUTURE FUNDING; UNCERTAINTY OF ACCESS TO CAPITAL

     The Company has expended and will continue to expend substantial funds to complete the research, development, clinical trials, regulatory approvals and other activities through final commercialization of its products. The Company's future capital requirements will depend on many factors, including market acceptance of the Company's products, continued scientific progress in its research and development programs, the magnitude of these programs, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of commercialization activities and arrangements and the cost of product in-licensing and any possible acquisitions. It is possible that the Company may need additional financing to satisfy its capital and operating requirements relating to the development, manufacturing and marketing of its contrast agents. If the Company were to incur the costs associated with research, development, clinical trials, regulatory approvals and other activities through final commercialization of the Company's targeted therapeutic products, it would require additional outside funding. The Company may seek such financing through arrangements with collaborative partners and through public or private sales of the Company's securities, including equity securities. No assurance can be given that such financing will be available to the Company on acceptable terms, if at all. Any additional equity financings could be dilutive to the Company's stockholders. If adequate additional funds are not available, the Company may be required to curtail significantly one or more of its research and development programs or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its products and product candidates on terms that it might otherwise find unacceptable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

     The Company's research and preclinical testing and clinical trials of its product candidates and the manufacturing and marketing of its products are subject to extensive and rigorous regulation by numerous governmental authorities in the United States and in other countries where the Company intends to test and market its product candidates and products. Prior to marketing, any product candidate must undergo an extensive regulatory approval process, which includes preclinical testing and clinical trials of such product candidate to demonstrate safety and efficacy. This regulatory process can require many years and the expenditure of substantial resources. Data obtained from preclinical testing and clinical trials are subject to varying interpretations, which can delay, limit or prevent FDA approval. In addition, changes in FDA approval policies or requirements may occur or new regulations may be promulgated which may result in delay or failure to receive FDA approval. Similar delays or failures may be encountered in foreign countries. Delays and related costs in obtaining regulatory approvals could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company has received an approvable letter from the FDA for Feridex I.V. and has received regulatory approval in certain foreign countries for the marketing of Feridex I.V. and GastroMARK, there can be no assurance that further regulatory approvals will be obtained for any products developed by the Company. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested could delay and may preclude the Company or its licensees or other collaborators from marketing the Company's products or limit the commercial use of the products and could have a material adverse effect on the Company's business, financial condition and results of operations.

     Regulatory approvals may entail limitations on the indicated uses of such products and impose labeling requirements which may adversely impact the Company's ability to market its products. Even if regulatory approval is obtained, a marketed product and its manufacturer are subject to continuing regulatory review. Consequently, discovery of previously unknown problems with a product or manufacturer may have certain adverse effects, including withdrawal of the product from the market. Noncompliance with regulatory requirements of the approval process at any stage, including preclinical testing and clinical trials, or post-approval, may result in various adverse consequences, including the FDA's delay in approving or its refusal to approve a product, withdrawal of an approved product from the market or, under certain circumstances, the imposition of criminal penalties. Any such adverse consequences could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation and Reimbursement."

UNCERTAINTIES RELATING TO CLINICAL TRIALS; TECHNOLOGICAL UNCERTAINTY

     Before obtaining regulatory approvals for the commercial sale of any of its contrast agents or other product candidates, the Company must demonstrate through extensive preclinical testing and human clinical trials that the product is safe and efficacious. In addition to ongoing clinical trials of Combidex, the Company intends to commence clinical trials in humans of its targeted therapeutic product for the treatment of hepatitis B in 1996. The results from preclinical testing and early clinical trials of these and other products under development by the Company may not be predictive of results obtained in subsequent clinical trials. A number of companies in the pharmaceutical and biopharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. In addition, clinical trials are often conducted with patients in the most advanced stages of disease. During the course of treatment, these patients can die or suffer adverse medical effects for reasons that may not be related to the product being tested, but which can nevertheless adversely affect clinical trial results or approvals by the FDA. Clinical testing of a pharmaceutical product is itself subject to approvals by various governmental regulatory authorities. There can be no assurance that Advanced Magnetics will be permitted by regulatory authorities to commence or continue clinical trials or if such trials are conducted, that any of the Company's potential products will prove safe and efficacious or will receive regulatory approvals in the United States or abroad. Any delays in or termination of the Company's clinical trial efforts could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation and Reimbursement."

     Many of the Company's products are subject to technological uncertainty. The FDA has not approved any of the Company's products for sale in the United States and has not approved any contrast agent based on magnetic particles developed by any party. Furthermore, the FDA has neither approved the use of AraA or AraAMP for the treatment of hepatitis B nor has it approved the use of arabinogalactan as a delivery agent.

There can be no assurance that the combination will receive regulatory approval for the treatment of hepatitis B or any other condition or disease. In addition, obtaining regulatory approval for products consisting of arabinogalactan connected to AraAMP or any other therapeutic compound may be more difficult than obtaining approval for a single compound because it could be more difficult to determine the safety and efficacy of the two compounds together. Furthermore, AraA has demonstrated unacceptable levels of toxicity when used in an unconjugated form in clinical trials for the treatment of hepatitis. The Company's MRI contrast agents may cause adverse reactions, including death, in certain persons under certain conditions. There can be no assurances that these factors will not adversely affect the development or commercialization of the Company's products. See "Business -- Products under Development."

DEPENDENCE ON COLLABORATIVE RELATIONSHIPS

     The Company's strategy for the development and commercialization of its contrast agent product candidates is to enter into strategic alliances with various corporate partners, licensees and other collaborators. In some cases, the Company is dependent upon these collaborators to conduct preclinical and clinical testing, to obtain regulatory approvals and to manufacture and market products. The amount and timing of resources that the collaborators devote to these activities is not within the control of the Company, and certain of the Company's corporate partners are developing products which, if commercialized, would compete with the Company's products and product candidates. There can be no assurance that any revenues or profits will be derived from such relationships, that any of the Company's current collaborative relationships will be continued or that the Company will be able to enter into future collaborative relationships. If any of the Company's collaborators breaches its agreement with the Company or otherwise fails to perform, such event could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Licensing and Marketing Arrangements."

COMPETITION AND RISK OF TECHNOLOGICAL OBSOLESCENCE

     The pharmaceutical and biopharmaceutical industries are subject to intense competition and rapid technological change. The Company has many competitors, including pharmaceutical, biotechnology and chemical companies, a number of which, including certain of its corporate partners, are actively developing and marketing products that if commercialized would compete with the Company's products and product candidates. Many of these competitors have substantially greater capital and other resources than the Company and represent significant competition for Advanced Magnetics. Such companies may succeed in developing technologies and products that are more effective or less costly than any that may be developed by the Company, and such companies may be more successful than the Company in developing, manufacturing and marketing products. In addition, the Company's MRI contrast agents represent a new approach to imaging certain organs, and market acceptance of both MRI as an appropriate imaging technique for such organs and the Company's products is critical to the Company's ability to compete successfully. There can be no assurance that the Company will be able to compete successfully in the future or that developments by others will not render the Company's products or product candidates or technologies obsolete or noncompetitive or that the Company's collaborators or customers will not choose to use competing technologies or products. See "Business -- Competition."

UNCERTAINTY REGARDING PATENTS AND PROPRIETARY RIGHTS

     The Company's success will be dependent, in part, on its ability to obtain patent protection for its product candidates, maintain trade secret protection, prevent third parties from infringing upon its proprietary rights and operate without infringing upon the proprietary rights of others, both in the United States and abroad.

     The patent positions of pharmaceutical and biopharmaceutical firms, including Advanced Magnetics, are generally uncertain and involve complex legal and factual questions. Because of the substantial length of time and expense associated with bringing new products through development and regulatory approval to the marketplace, the pharmaceutical and biopharmaceutical industries place considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. There can be no assurance as to the success or timeliness in obtaining any such patents, that the breadth of the claims obtained will provide any significant protection of the Company's technology, or that the degree of protection afforded by patents for licensed technologies or for future discoveries will be adequate to protect the Company's proprietary technology. Moreover, no assurance can be given that patents issued to Advanced Magnetics will not be contested, invalidated or circumvented. One of the Company's MRI patents is the subject of two interference proceedings in the U.S. Patent Office. The Company has a non-exclusive license to the patent applications involved in one of these interference proceedings, which applications are owned by Nycomed Imaging A.S. of Oslo, Norway ("Nycomed") and Schering AG ("Schering"). Because the Company does not currently have rights in all the patents and patent applications which are the subject of the other interference, there can be no assurance that the outcome of that interference will not have an outcome with a material adverse effect on the Company. There can be no assurance that future patent interferences involving patents of either the Company or its licensors will not have a material adverse effect on the Company's business. Moreover, there can be no assurance that claims of infringement or violation of the proprietary rights of others will not be asserted against the Company. If Advanced Magnetics is required to defend against such claims or to protect its own proprietary rights against others, the Company may incur substantial costs which could have a material adverse effect on the Company's business, financial condition and results of operations.


     In the future, Advanced Magnetics may be required to obtain additional licenses to patents or other proprietary rights of others. There can be no assurance that any such licenses will be available on acceptable terms, if at all. The failure to obtain such licenses could result in delays in marketing the Company's products or the inability to proceed with the development, manufacturing or sale of product candidates requiring such licenses. In addition, the termination of any of the Company's existing licensing arrangements could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also relies upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain its competitive position, which it seeks to protect, in part, by confidentiality agreements with its corporate partners, collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's trade secrets will not otherwise become known or be independently discovered by its competitors. In addition, the Company cannot be certain that others will not independently develop substantially equivalent or superseding proprietary technology, or that an equivalent product will not be marketed in competition with the Company's products, thereby substantially reducing the value of the Company's proprietary rights. See "Business -- Patents and Trade Secrets."

UNCERTAINTY OF THIRD-PARTY REIMBURSEMENT

     In both the United States and foreign markets, the Company's ability to commercialize its products may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors. In the United States, there has been, and the Company expects that there will continue to be, a number of federal and state proposals to reform the health care system. In addition, an increasing emphasis on managed care in the United States has and will continue to put pressure on pharmaceutical pricing. Such initiatives and proposals, if adopted, could decrease the price that the Company receives for its existing products, as well as any products it may develop and sell in the future. Significant uncertainty exists as to the reimbursement status of both newly approved health care products and products used for indications not approved by the FDA. If adequate reimbursement levels are not maintained by government and other third-party payors for the Company's products and related treatments, the Company's business, financial condition and results of operations may be materially adversely affected. See "Business -- Government Regulation and Reimbursement."

LIMITED MANUFACTURING EXPERIENCE AND CAPACITY

     Advanced Magnetics has no experience in manufacturing targeted therapeutic products and limited experience in manufacturing contrast agents in commercial quantities. Currently, the Company manufactures bulk Feridex I.V. product for sale by Guerbet, and has developed the necessary capabilities to manufacture

Feridex I.V. finished product and GastroMARK bulk product in its Massachusetts facilities. These facilities are subject to current Good Manufacturing Practices ("GMP") regulations prescribed by the FDA. There can be no assurance that the Company will be able to continue to operate at commercial scale in compliance with the GMP regulations. Failure to operate in compliance with such GMP regulations and other applicable manufacturing requirements of various regulatory agencies could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation and Reimbursement." In addition, the Company is dependent on contract manufacturers for the production of certain of its product candidates. In the event that the Company is unable to obtain or retain manufacturing for its product candidates, it will not be able to develop and commercialize its products as planned. There can be no assurance that the Company will be able to enter into agreements for the manufacture of future products with manufacturers whose facilities and procedures comply with GMP and other regulatory requirements or that such manufacturer will be able to deliver required quantities of product that conform to specifications in a timely manner. See "Business -- Manufacturing."

LACK OF MARKETING AND SALES HISTORY

     Advanced Magnetics has no experience in marketing and selling its current products and product candidates and relies on its corporate partners to market and sell certain products. In order to achieve commercial success for any product candidate approved by the FDA for which the Company does not have a marketing partner, Advanced Magnetics may have to enlarge and expand its marketing and sales force or enter into arrangements with others to market and sell its products. There can be no assurance that Advanced Magnetics will be successful in attracting and retaining qualified marketing and sales personnel or that it will be able to enter into marketing and sales agreements with others on acceptable terms, if at all. Furthermore, there can be no assurance that Advanced Magnetics or its corporate partners will be successful in marketing and selling the Company's products. See "Business -- Licensing and Marketing Arrangements."

POTENTIAL PRODUCT LIABILITY; UNCERTAINTIES RELATED TO INSURANCE

     The use of any of the Company's product candidates in clinical trials and the sale of any approved products may expose the Company to liability claims resulting from the use of products or product candidates. These claims might be made directly by customers (including corporate partners), clinical trial subjects, patients, pharmaceutical companies or others. The Company maintains product liability insurance coverage for claims arising from the use of its products in clinical trials. However, coverage is becoming increasingly expensive and no assurance can be given that the Company will be able to maintain insurance at a reasonable cost. Furthermore, there can be no assurance that the Company's insurance will provide sufficient amounts to protect the Company against losses due to liability that could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not presently maintain product liability insurance covering the sale of its products and there can be no assurance that the Company will be able to obtain commercially reasonable product liability insurance for any product presently being marketed or for any product approved for marketing in the future or that insurance coverage and the resources of the Company would be sufficient to satisfy any liability resulting from product liability claims. A product liability claim or series of claims brought against the Company could have a material adverse effect on its business, financial condition and results of operations, whether or not the plaintiffs in such claims ultimately prevail. See "Business -- Product Liability Insurance."

ATTRACTION AND RETENTION OF KEY EMPLOYEES

     Because of the specialized nature of its business, Advanced Magnetics is highly dependent on its ability to attract and retain qualified scientific and technical personnel for the research and development activities conducted or sponsored by the Company. Recruiting and retaining qualified scientific and technical personnel to perform research and development work is critical to the Company's success. In addition, the Company is substantially dependent upon Jerome Goldstein, its Chairman of the Board, Chief Executive Officer and President. The loss of Mr. Goldstein or other certain key executive officers would be detrimental to the Company. Furthermore, the Company's anticipated growth and expansion into areas and activities requiring additional expertise, such as clinical testing, regulatory compliance, manufacturing and marketing, will require the addition of new management personnel and the development of additional expertise by existing management personnel. There is intense competition for qualified personnel in the areas of the Company's activities, and there can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business. The failure to attract and retain such personnel or to develop such expertise could adversely affect the Company's business, financial condition and results of operations.

HAZARDOUS MATERIALS

     The Company's manufacturing and research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of hazardous materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, the Company could be held liable for any resulting damages or fines and such liability could have a material adverse effect on the Company's business, financial condition and results of operations.

CONCENTRATION OF OWNERSHIP

     Following completion of the Offering, directors, executive officers and principal stockholders of the Company, and certain of their affiliates, will beneficially own approximately 31% of the Company's outstanding Common Stock. Accordingly, these stockholders, individually and as a group, may be able to determine the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in the Company's Certificate of Incorporation or By-laws, and the approval of certain mergers and other significant corporate transactions. Such control by existing stockholders could have the effect of delaying, deferring or preventing a change in control of the Company. There can be no assurance that these individuals' ability to prevent or cause a change in control of the Company will not have a material adverse effect on the market price of the Common Stock.

FUTURE SALES OF COMMON STOCK BY CERTAIN STOCKHOLDERS; POTENTIAL ADVERSE EFFECT ON MARKET PRICE OF COMMON STOCK


     As of March 21, 1996, 229,450 shares of Common Stock were issuable upon the exercise of vested outstanding stock options. Following completion of the Offering, the executive officers and directors of the Company, who together own or have the right to acquire an aggregate of 2,126,009 shares of Common Stock, have agreed that they will not (1) offer to sell, contract to sell, sell, or otherwise dispose of any shares of Common Stock or rights to acquire shares of Common Stock (other than pursuant to employee stock option plans or in connection with other employee incentive compensation arrangements) or (2) enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of the ownership of shares of Common Stock during the 90 day period following the date of this Prospectus without the prior written consent of PaineWebber Incorporated. The issuance of Common Stock upon the exercise of such stock options, as well as future sales of such Common Stock or of shares of Common Stock by existing stockholders, or the perception that such sales could occur could adversely affect the market price of the Common Stock.


VOLATILITY OF COMMON STOCK PRICE


     The market prices for securities of biopharmaceutical and pharmaceutical companies, including the Company, have historically been highly volatile. Variations in revenues and expenses resulting from clinical trials, additional licensing arrangements and timing of regulatory approvals and royalty payments may continue to cause fluctuations in the Company's financial performance from period to period. Such fluctuations in operating results may cause the market price of the Company's Common Stock to be volatile. In addition, the market prices for securities of biopharmaceutical and pharmaceutical companies have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of such companies. Various factors and events, including announcements by the Company or its competitors concerning technological innovations, new products, clinical trial results, agreements with collaborators, governmental regulations, developments in patent or other proprietary rights, public concern regarding the safety of drugs developed by the Company or others, may have a significant impact on the market price of the Company's Common Stock and dividend policy. See "Price Range of Common Stock and Dividend Policy."

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of Common Stock offered hereby (the "Offering") are estimated to be approximately $22,427,000 ($26,639,000 if the Underwriters' over-allotment option is exercised in full) assuming a public offering price of $22 1/8 per share and after deducting estimated underwriting discounts and commissions and offering expenses. The net proceeds of the Offering, together with the Company's existing funds and cash generated from operations, are expected to be used for the following purposes: (i) increased research and development; (ii) clinical trials for its targeted therapeutic products; and (iii) working capital and general corporate purposes. In addition, a portion of the proceeds may be used to acquire companies and products that complement the business of the Company. No such transactions are currently planned by the Company. The Company has in the past and may in the future repurchase its securities in the open market although it has no current plans to do so.


     The amounts actually expended for each of the above-referenced purposes could vary significantly depending upon numerous factors, including the status of the Company's research and development programs, clinical trials, regulatory approvals, technological advances, determinations as to commercial potential, any collaborative agreements entered into by the Company and competitive developments. In addition, the Company's research and development expenditures will vary as projects are added, extended or abandoned and as a result of variations in funding from existing or future third party collaborators. Until applied to any of the foregoing uses, the net proceeds of the Offering will be invested by the Company in investment grade, interest bearing obligations.

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock trades on the American Stock Exchange under the symbol
AVM. The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported by the American Stock Exchange.


                                                                                HIGH      LOW
                                                                                ---       ---
1994
  First Quarter...............................................................  $14 1/8   $10 3/8
  Second Quarter..............................................................   15 7/8    12
  Third Quarter...............................................................   15        11 1/2
  Fourth Quarter..............................................................   17 1/2    12 1/4
1995
  First Quarter...............................................................   16 3/4    13 1/4
  Second Quarter..............................................................   19 1/4    14 1/4
  Third Quarter...............................................................   23 3/8    17 1/2
  Fourth Quarter..............................................................   29        21
1996
  First Quarter (through March 21, 1996)......................................   30        22 1/4



     On March 21, 1996, the last reported sale price of the Common Stock on the American Stock Exchange was $22 1/8 per share. As of March 21, 1996, there were approximately 302 holders of record of the Common Stock.


     The Company has not declared any dividends on the Common Stock and does not intend to declare any cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business.


                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of December 31, 1995 and as adjusted to reflect the sale of the 1,100,000 shares of Common Stock offered hereby and the application of net proceeds of approximately
$22,427,000. See "Use of Proceeds." This table should be read in conjunction with the Company's audited financial statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus.



                                                                            DECEMBER 31, 1995
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Long-term debt.........................................................  $    --       $    --
Stockholders' equity(1):
  Preferred Stock, $.01 par value per share; 2,000,000 shares
     authorized, none issued and outstanding...........................       --            --
  Common Stock, $.01 par value per share; 15,000,000 shares authorized,
     6,762,226 shares issued and outstanding, 7,862,226 shares issued
     and outstanding as adjusted(1)....................................       68            79
  Additional paid-in-capital...........................................   45,164        67,580
  Retained earnings....................................................    1,112         1,112
  Unrealized gain on marketable securities.............................    1,046         1,046
                                                                         -------       -------
     Total stockholders' equity........................................   47,390        69,817
                                                                         -------       -------
       Total capitalization............................................  $47,390       $69,817
                                                                         =======       =======


---------------

(1) Excludes 418,175 shares of Common Stock issuable upon the exercise of options outstanding at December 31, 1995, of which options to purchase 230,465 shares were then exercisable. See Note I of notes to the Company's financial statements appearing elsewhere in this Prospectus for a description of the Company's stock option plans.





                            SELECTED FINANCIAL DATA

     The following table contains certain selected financial data of the Company and is qualified by the more detailed financial statements and notes thereto included elsewhere in this Prospectus. The selected financial data presented below as of September 30, 1994 and 1995, and for each of the three years in the period ended September 30, 1995, have been derived from the Company's financial statements, which have been audited by Coopers & Lybrand L.L.P., independent accountants, and are included elsewhere and incorporated by reference in this Prospectus. The selected financial data presented below as of September 30, 1993, 1992 and 1991, and for each of the two years in the period ended September
30, 1992, are derived from the Company's audited financial statements, which financial statements are not included or incorporated by reference in this Prospectus. The selected financial data presented below for the three months ended December 31, 1994 and 1995 have been derived from unaudited financial statements of the Company and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the quarterly selected financial information. The results for the three months ended December 31, 1995 are not necessarily indicative of the results of operations for the entire fiscal year or any other period. The information set forth below should be read in conjunction with the Company's financial statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus.

                                                                                                THREE MONTHS
                                                                                                    ENDED
                                                     YEAR ENDED SEPTEMBER 30,                   DECEMBER 31,
                                        --------------------------------------------------    -----------------
                                         1991       1992       1993       1994      1995       1994      1995
                                        -------    -------    -------    ------    -------    ------    -------
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    License fees......................  $ 4,000    $ 1,550    $ 1,010    $5,505    $ 5,000    $   --    $    --
    Royalties.........................    1,005      1,314        906        16        189        --         75
    Product sales.....................    3,836      4,062      3,836       281      2,120        55         --
    Contract research and
      development.....................    2,051        811        403        --         --        --         --
    Interest, dividends and net gains
      and losses on sales of
      securities......................    1,296      2,513      2,823     1,845      2,287       682        452
                                        -------    -------    -------    ------    -------    ------    -------
         Total revenues(1)............   12,188     10,250      8,978     7,647      9,596       737        527
  Costs and expenses:
    Cost of product sales.............    1,705      1,737      1,526        55        425        11         --
    Contract research and development
      expenses........................      708        607        193        --         --        --         --
    Company-sponsored research and
      development expenses............    4,935      5,432      6,863     6,622      8,602     1,598      2,161
    Charge (credit) for purchase of
      in-process research and
      development(2)..................    6,250         --         --       760       (380)     (380)        --
    Selling, general and
      administrative expenses.........    2,593      2,202      2,778     1,964      1,759       316        291
                                        -------    -------    -------    ------    -------    ------    -------
    Total costs and expenses..........   16,191      9,978     11,360     9,401     10,406     1,545      2,452
  Other income:
    Gain on sale of in vitro product
      line(1).........................       --         --         --     2,650      3,405        --         --
                                        -------    -------    -------    ------    -------    ------    -------
    Income (loss) before provision for
      income taxes and cumulative
      effect of accounting change.....   (4,003)       272     (2,382)      896      2,595      (808)    (1,925)
    Income tax provision..............     (413)        --         --         8        400        --         --
                                        -------    -------    -------    ------    -------    ------    -------
    Income (loss) before cumulative
      effect of accounting change.....   (3,590)       272     (2,382)      888      2,195      (808)    (1,925)
    Cumulative effect of accounting
      change(3).......................       --         --         --        --        118       118         --
                                        -------    -------    -------    ------    -------    ------    -------
    Net income (loss).................  $(3,590)   $   272    $(2,382)   $  888    $ 2,313    $ (690)   $(1,925)
                                        =======    =======    =======    ======    =======    ======    =======
    Net income (loss) per share.......  $ (0.70)   $  0.04    $ (0.36)   $ 0.13    $  0.34    $(0.10)   $ (0.28)
                                        =======    =======    =======    ======    =======    ======    =======
    Weighted average number of common
      and common equivalent shares....    5,141      6,760      6,651     6,807      6,871     6,718      6,756

                                                         SEPTEMBER 30,                          DECEMBER 31,
                                      ---------------------------------------------------    ------------------
                                       1991       1992       1993       1994       1995       1994       1995
                                      -------    -------    -------    -------    -------    -------    -------
BALANCE SHEET DATA:
  Cash and cash equivalents.........  $17,278    $30,804    $25,838    $ 6,462    $ 1,066    $ 4,385    $ 2,526
  Marketable securities.............      691      8,675     10,905     33,199     36,561     33,266     37,691
  Working capital...................   19,242     40,912     37,547     38,891     41,985     37,615     40,386
  Total assets......................   25,763     48,128     45,878     46,673     50,843     45,428     48,715
  Total stockholders' equity........   24,460     47,086     44,654     45,451     49,071     44,438     47,390

---------------
(1) On October 15, 1993, the Company sold its in vitro product line to PerSeptive Biosystems, Inc. and recorded a $2,650,000 gain on the sale. The sale also included a contingent earn-out based on 1995 revenues which resulted in a $3,405,000 gain in 1995. Exclusive of the in vitro product line revenues, 1993 total revenues would have been $3,961,000 consisting of license fees of $1,000,000, contract research and development of $138,000 and interest, dividends and net gains and losses on sales of securities of $2,823,000.

(2) In August 1994, the Company reacquired the development and marketing rights to the MRI contrast agent Combidex previously licensed to Squibb Diagnostics, a division of Bristol-Myers Squibb Co., and recorded a related $760,000 charge for the purchase of in-process research and development. In the first fiscal quarter of 1995, a credit for $380,000 was recorded to the purchase of in-process research and development as a result of an amendment of the agreement between the Company and Squibb. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto appearing elsewhere in this Prospectus.

(3) In the first quarter of fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires that marketable securities classified as available for sale be recorded at fair market value, and recorded a cumulative change of $118,000.



          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     Since its inception in November 1981, the Company has focused its efforts on developing its core superparamagnetic iron oxide particle technology. In recent years, the Company's efforts have been focused primarily on the development of MRI contrast agents and, to a lesser extent, on the development of a drug delivery platform that targets therapeutics to the liver. The Company has funded its operations with cash from license fees, royalties, sales of its products, the proceeds of financings, income earned on invested cash and fees from contract research performed for third parties. The Company's long-term viability and growth will depend on the successful commercialization of products resulting from its research activities. Among other things, successful commercialization of the Company's products will require obtaining necessary governmental approvals in a timely manner, attracting and retaining key employees and responding to technological changes in the marketplace.

     The Company's operating results may continue to vary significantly from quarter to quarter or from year to year depending on a number of factors, including: (i) the timing of payments from corporate partners; (ii) the introduction of new products; (iii) the timing and size of orders from customers; and (iv) the general level of acceptance of the Company's products. Profits may vary significantly from quarter to quarter or year to year based on the timing of revenue and expense. Revenue or profits in any period will not necessarily be indicative of results in subsequent periods and there can be no assurance that the Company will achieve consistent profitability or that revenue growth will occur in the future.

     A substantial portion of the Company's expenses consists of research and development expenses. The Company expects its research and development expenses to increase as it funds additional clinical trials and associated toxicology and pharmacology studies and devotes resources to developing additional contrast agents and hepatic drug product candidates.

     On October 15, 1993, the Company sold its in vitro product line to PerSeptive Biosystems, Inc. ("PerSeptive") for $4,156,674 in PerSeptive common stock plus an earn-out (the "Earn-Out") based on PerSeptive's 1995 in vitro product line revenues. The Company recognized a pretax gain of $2,649,580 for the fiscal year ended September 30, 1994. In the fourth fiscal quarter of 1995, the Earn-Out value was determined to be $3,404,527. As a result, the Company recorded a pretax gain of $3,404,527 and recorded an account receivable for such amount in the fourth fiscal quarter of 1995. In the first fiscal quarter of 1996, the Company received 378,080 additional shares of PerSeptive common stock as payment of the Earn-Out, which shares were included as part of the Company's marketable securities at December 31, 1995.

     In August 1994, the Company signed an agreement with Bristol-Myers Squibb Co. ("Bristol-Myers") to reacquire the development and marketing rights to Combidex, which had been held by Squibb Diagnostics, a division of Bristol-Myers (the "Combidex Transaction"). As part of this transaction, the Company agreed to pay Bristol-Myers $1,000,000 in cash, of which $500,000 was paid upon execution of the agreement (the "Bristol-Myers Agreement") and $500,000 was to be paid upon acceptance by the Company of 1,200 vials of Combidex from Bristol-Myers acceptable for use in worldwide preclinical and clinical studies. In addition, Bristol-Myers returned to the Company a warrant, which was valued at $240,000, to purchase 600,000 shares of Common Stock (the "Bristol-Myers Warrant"). The Company also agreed to pay up to $2,750,000 to Bristol-Myers for royalties on future sales by the Company of Combidex. As a result of the Combidex Transaction, the Company recorded a $760,000 charge in the fiscal year ended September 30, 1994 for the purchase of in-process research and development.

     In the first fiscal quarter ended December 31, 1994, the Company and Bristol-Myers amended the Bristol-Myers Agreement. As a result of this amendment, the Company was relieved of its obligation to pay $500,000 to Bristol-Myers, and Bristol-Myers was relieved of its obligation to deliver Combidex to the Company for clinical trials. Accordingly, in the first fiscal quarter ended December 31, 1994, the Company recorded a credit for $380,000 to the purchase of in-process research and development and adjusted the value of the warrant downward by $120,000.

     In the fiscal quarter ended December 31, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investment in Debt and Equity Securities" ("SFAS 115"), which requires that marketable securities classified as available for sale be recorded at fair market value. The adoption of SFAS 115 resulted in a cumulative effect of accounting change of $117,540 in the first fiscal quarter ended December 31, 1994.

  THREE MONTHS ENDED DECEMBER 31, 1995 AND 1994

     Total revenues for the fiscal quarter ended December 31, 1995 decreased 29% to $526,859 from $737,245 for the fiscal quarter ended December 31, 1994. The decrease in revenues compared to the fiscal quarter ended December 31, 1994 resulted primarily from the absence of product sales and a reduction in interest and dividend income earned on investments. This decrease was partially offset by an increase in revenue from royalties.

     Royalties for the fiscal quarter ended December 31, 1995 were $75,000 and were paid by Guerbet on European product sales of Feridex I.V. and GastroMARK. There were no royalties for the fiscal quarter ended December 31, 1994. There were no product sales during the fiscal quarter ended December 31, 1995 compared to $55,259 of product sales in the comparable prior fiscal year period.

     Interest, dividends and gains and losses on sales of securities resulted in revenues of $451,859 for the fiscal quarter ended December 31, 1995 compared to $681,986 for the fiscal quarter ended December 31, 1994. Interest income for the fiscal quarter ended December 31, 1995 was $80,163 less than the fiscal quarter ended December 31, 1994 primarily due to a reduction of funds invested in money market accounts. Dividend income for the fiscal quarter ended December 31, 1995 was $135,263 less than the fiscal quarter ended December 31, 1994 primarily due to a reduction of funds invested in dividend paying preferred stocks.

     Research and development expenses for the fiscal quarter ended December 31, 1995 increased 35% to $2,160,560 from $1,597,847 for the fiscal quarter ended December 31, 1994. The increase is primarily a result of costs associated with Phase II and Phase III human clinical trials for Combidex. The fiscal quarter ended December 31, 1994 reflected a $380,000 credit as a result of the amendment of the Bristol-Myers Agreement that was entered into in connection with the Combidex Transaction. Selling, general and administrative expenses decreased 8% to $290,984 for the first fiscal quarter ended December 31, 1995 from $315,890 for the first fiscal quarter ended December 31, 1994. The decrease was primarily due to a decrease in litigation-related legal and consulting fees.

     The Company incurred no costs of product sold for the fiscal quarter ended December 31, 1995 compared to $11,050 for the first fiscal quarter ended December 31, 1994.

     For the reasons stated above, there was a net loss of $1,924,685, or $0.28 per share, for the fiscal quarter ended December 31, 1995 compared to a net loss of $807,542 or $0.12 per share, for the fiscal quarter ended December 31, 1994 before the cumulative effect of the accounting change resulting from the adoption of SFAS 115. Including the cumulative effect of the accounting change of $117,540, net loss and net loss per share for the fiscal quarter ended December 31, 1994 were $690,002 and $0.10 per share, respectively.

  YEARS ENDED SEPTEMBER 30, 1995 AND 1994

     Total revenues for the fiscal year ended September 30, 1995 increased 26% to $9,597,261 from $7,646,904 for the fiscal year ended September 30, 1994.

     License fee revenues for the fiscal year ended September 30, 1995 were $5,000,000 compared to $5,505,000 for fiscal year ended September 30, 1994. The Company received a nonrefundable $5,000,000 license fee on February 1, 1995 from Berlex under an agreement granting Berlex a product license and exclusive marketing rights to Feridex I.V. in the United States. License fee revenues for the fiscal year ended September 30, 1994 included a nonrefundable license fee of $3,000,000 paid by Squibb Diagnostics, a division of Bristol-Myers, for the right to market Combidex (which was paid prior to the Combidex Transaction) and a nonrefundable milestone license fee of $2,500,000 paid by Sterling Winthrop, Inc., a subsidiary of Eastman Kodak Company ("Sterling"), for the Company's filing of an NDA for Feridex I.V. On October 6, 1994, the

Company terminated its marketing and distribution agreement with Sterling for Feridex I.V. as a direct result of the sale by Sterling of its prescription pharmaceuticals business. The agreement with Sterling was not assignable without the Company's consent, which was not granted.

     Product sales for the fiscal year ended September 30, 1995 were $2,120,457 compared to $280,975 for the fiscal year ended September 30, 1994. Product sales increased as a result of $2,013,869 of Feridex I.V. sales to Guerbet. Product sales of $280,975 for the fiscal year ended September 30, 1994 were primarily attributable to the sale of GastroMARK to Guerbet.

     Royalties for the fiscal year ended September 30, 1995 were $189,493 compared to $15,924 for the fiscal year ended September 30, 1994. The royalties were earned on sales to Guerbet of Feridex I.V. and GastroMARK.

     Interest, dividends and gains and losses on sales of securities resulted in revenues of $2,287,311 in the fiscal year ended September 30, 1995 compared to revenues of $1,845,005 in the fiscal year ended September 30, 1994. These amounts include interest and dividends of $2,232,345 for the fiscal year ended September 30, 1995 compared to $1,801,436 for the fiscal year ended September 30, 1994. The increase was primarily a result of an increase in interest revenue from United States treasury notes. Net gains from the sale of marketable securities were $54,966 for the fiscal year ended September 30, 1995 compared to a net gain of $161,109 in the fiscal year ended September 30, 1994. There were net unrealized losses of $117,540 resulting from an adjustment to the carrying value of marketable securities from cost to market during fiscal 1994, which were reversed in connection with the adoption of SFAS 115 in the fiscal quarter ended December 31, 1994. As a result of the adoption of SFAS 115, the Company recorded a cumulative effect of the accounting change of $117,540.

     The cost of product sales for the fiscal year ended September 30, 1995 was $425,187 compared to $54,983 for the fiscal year ended September 30, 1994. The cost of product sales was 20% of sales for both fiscal years. Research and development expenses for the fiscal year ended September 30, 1995 increased 30% to $8,601,791 from $6,621,929 for the fiscal year ended September 30, 1994. The increase in research and development expenses was primarily due to expenditures for the clinical trials of Combidex and pre-clinical development of the Company's targeted drug delivery program. In the fiscal year ended September 30, 1995, the Company recorded a $380,000 credit as a result of the amendment to the Bristol-Myers Agreement that was entered into in connection with the Combidex Transaction. Selling, general and administrative expenses for the fiscal year ended September 30, 1995 were $1,759,348, a decrease of 10% from $1,963,480 for the fiscal year ended September 30, 1994. The decrease was primarily due to a decrease in litigation-related legal and consulting fees.

     On October 15, 1993, the Company sold its in vitro product line to PerSeptive and recognized a pretax gain of $2,649,580 for the fiscal year ended September 30, 1994. In the fourth fiscal quarter of 1995, the Company recognized a pretax gain of $3,404,527 from the Earn-Out, which was based on PerSeptive's 1995 in vitro product line revenues.

     In the fiscal year ended September 30, 1995, the Company recorded a net profit of $2,195,462, or $0.32 per share, before the cumulative effect of an accounting change resulting from the adoption of SFAS 115. Including the cumulative effect of an accounting change of $117,540, or $0.02 per share, net income was $2,313,002, or $0.34 per share, for the fiscal year ended September 30, 1995 compared to net income of $888,092, or $0.13 per share, for the fiscal year ended September 30, 1994.

  YEARS ENDED SEPTEMBER 30, 1994 AND 1993

     Total revenues of the Company decreased 15% to $7,646,904 in the fiscal year ended September 30, 1994 compared to $8,978,451 in the fiscal year ended September 30, 1993. Fiscal year 1993 included $5,017,000 of revenues from the Company's in vitro product line that was sold to PerSeptive on October 15, 1993.

     License fee revenues for the fiscal year ended September 30, 1994 were $5,505,000 compared to $1,010,000 for the fiscal year ended September 30, 1993. License fee revenue for fiscal 1994 included a nonrefundable license fee of $2,500,000 paid by Sterling. The fee was a milestone payment for the Company's filing of an NDA with the FDA for Feridex I.V. Also included in fiscal 1994 license fee revenue was a nonrefundable license fee of $3,000,000 paid by Squibb Diagnostics, a division of Bristol-Myers, for the right to market Combidex. In August 1994, the Company reacquired from Bristol-Myers the development and marketing rights to Combidex in the Combidex Transaction. License fee revenue for fiscal 1993 included a nonrefundable $1,000,000 license fee paid by Sterling in September 1993 upon the signing of a license agreement for a product license and exclusive marketing rights to Feridex I.V. in the United States, Canada, Mexico and Australia.

     Royalties for the fiscal year ended September 30, 1994 were $15,924 compared to $906,138 for the fiscal year ended September 30, 1993. The royalty revenues for fiscal 1993 were attributable to the in vitro license agreements which were included as a part of the October 1993 sale of the in vitro product line.

     Product sales of $280,975 for the fiscal year ended September 30, 1994 were primarily attributable to the European launch of GastroMARK. Product sales for the fiscal year ended September 30, 1993 were $3,836,300 for the in vitro products which were included as part of the sale to PerSeptive.

     There were no fees from contract research and development for the fiscal year ended September 30, 1994 compared to $402,911 for the fiscal year ended September 30, 1993. Included in the contract research and development revenues for the fiscal year ended September 30, 1993 was $205,581 of fees for several research projects with one party for the development of specific in vitro products that were completed in fiscal 1993.

     Interest, dividends and gains and losses on sales of securities resulted in revenues of $1,845,005 in the fiscal year ended September 30, 1994 compared to revenues of $2,823,102 in the fiscal year ended September 30, 1993. These amounts include interest and dividends of $1,801,436 for the fiscal year ended September 30, 1994 compared to $1,791,676 for the fiscal year ended September 30, 1993. Net gain from sales of marketable securities was $161,109 in the fiscal year ended September 30, 1994 compared to a net gain of $1,031,426 for the fiscal year ended September 30, 1993. There were net unrealized losses of $117,540 resulting from an adjustment to the carrying value of marketable securities from cost to market during fiscal 1994. No similar adjustment was required at the end of fiscal 1993.

     The cost of product sales for the fiscal year ended September 30, 1994 was related to the sale of contrast agents. Due to the sale of the in vitro product line to PerSeptive, there were no in vitro production costs for the fiscal year ended September 30, 1994. There were no contract research and development expenses in the fiscal year ended September 30, 1994 due to the absence of such contracts. For the fiscal year ended September 30, 1993, contract research and development expenses were $193,391. Company-sponsored research and development expenses for the fiscal year ended September 30, 1994 were $6,621,929, a decrease of 4% compared to $6,863,229 for the fiscal year ended September 30, 1993. The decrease in research and development expenses for the fiscal year ended September 30, 1994 was primarily due to the absence of research and development activity for the in vitro product line offset by increases in the in vivo research and development expenses. In the fiscal year ended September 30, 1994, the Company recorded a $760,000 charge for the purchase of in-process research and development as a result of the Combidex Transaction. Selling, general and administrative expenses decreased from $2,777,840 in the fiscal year ended September 30, 1993 to $1,963,480 in the fiscal year ended September 30, 1994. The decrease was primarily due to the absence of selling, general and administrative expenses associated with the in vitro product line which was sold to PerSeptive.

     On October 15, 1993, the Company sold its in vitro product line to PerSeptive and recognized a pretax gain of $2,649,580 for the fiscal year ended September 30, 1994. Revenue and pretax income from the in vitro product line for the fiscal year ended September 30, 1994 reflected 15 days of revenue and income which were immaterial.

     In the fiscal year ended September 30, 1994, the Company recorded a net profit of $888,092, or $0.13 per share, compared to a net loss of $2,381,573, or $0.36 per share, in the fiscal year ended September 30, 1993.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1995, the Company's cash and cash equivalents totaled $2,525,965, representing an increase of $1,459,546 from cash and cash equivalents at September 30, 1995. In addition, the Company had marketable securities of $37,690,764 at December 31, 1995 as compared to marketable securities of $36,561,263 at September 30, 1995. Included in the Company's marketable securities at December 31, 1995 are the 378,080 shares of PerSeptive common stock received in such quarter from the Earn-Out due to the Company as a result of the sale of the in vitro product line to PerSeptive.

     Net cash used in operating activities was $429,932 in the first fiscal quarter ended December 31, 1995 compared to net cash used in operating activities of $1,200,231 in the first fiscal quarter ended December 31, 1994. Cash used in operating activities for the first fiscal quarter ended December 31, 1995 was less than the cash used in operating activities for the first fiscal quarter ended December 31, 1994 due primarily to a reduction in accounts receivable of $1,150,328, offset by an increase in the net loss for the quarter.

     Cash provided by investing activities was $1,818,801 for the first fiscal quarter ended December 31, 1995 compared to $947,303 used in investing activities in the first fiscal quarter ended December 31, 1994. Cash provided by investing activities in the first fiscal quarter ended December 31, 1995 included the proceeds of $2,450,534 from the sale of marketable securities and proceeds from a $1,000,000 matured United States treasury note. Offsetting these proceeds was the purchase of marketable securities of $1,450,162 in the first fiscal quarter ended December 31, 1995. Cash provided by financing activities for the first fiscal quarter ended December 31, 1995 and 1994 was $70,677 and $70,054 respectively, which resulted from the issuance of common stock.

     Capital expenditures in the first fiscal quarter ended December 31, 1995 were $181,571 compared to $495,300 in the first fiscal quarter ended December 31, 1994. Capital expenditures in the first fiscal quarter ended December 31, 1994 included an upgrade to the Company's magnetic resonance imaging equipment and furnishings and equipment associated with the establishment of the Clinical Development Group in the Company's Princeton, New Jersey office. The Company has no current commitment for any significant expenditures on property, plant and equipment. The Company expects that expenditures for research and development for the remainder of fiscal 1996 will continue to increase due to human clinical trials for the Company's development stage contrast agents and antiviral hepatitis therapeutics.

     The Company anticipates that the net proceeds of the Offering and interest earned thereon, together with existing funds, will be sufficient to satisfy its operating expenses and capital requirements through at least the end of 1997. The Company will likely need significant additional funding in order to continue its research and product development programs and the preclinical testing and clinical trials of its targeted therapeutic product candidates.

                                    BUSINESS

COMPANY OVERVIEW

     Advanced Magnetics develops, manufactures and markets organ-specific contrast agents to improve the diagnostic capabilities of soft tissue MRI scans and is developing a drug delivery platform that targets therapeutics to the liver for the treatment of certain liver diseases. The Company is a leader in the development of organ-specific superparamagnetic MRI contrast agents, including Feridex I.V. for the liver, GastroMARK for the gastrointestinal system, and Combidex for the liver, spleen, lymphatic system and blood flow. Sales of Feridex I.V. have commenced in Europe, and the Company recently received an approvable letter from the FDA for this product. GastroMARK has been approved for marketing in several European countries and Canada, and an NDA for this product was submitted to the FDA in November 1993. With respect to Combidex, the Company and Guerbet have completed Phase II clinical trials in both the United States and Europe for several indications. The Company has completed patient enrollment for Phase III trials for Combidex in the United States for imaging liver lesions and expects to begin separate Phase III trials in 1996 for Combidex as a blood flow contrast agent in MRA. In 1996, the Company and Guerbet expect to begin Phase III trials for Combidex in the United States and Europe for imaging of lymph nodes. In addition to these contrast agents, Advanced Magnetics is applying its organ-specific technology and expertise to the development of a drug delivery platform targeting therapeutics to the liver and expects to commence clinical trials in Europe for a treatment of hepatitis B in 1996.

     MRI is a diagnostic imaging technique that is used to identify internal abnormalities and changes in structure. Contrast agents increase the usefulness of MRI by allowing radiologists to differentiate structures and organs with greater diagnostic confidence. The Company believes that MRI studies produced with contrast agents are clearer and permit the identification of smaller abnormalities than images produced by MRI without contrast agents or CECT. MRI contrast agents frequently allow for more accurate diagnosis and monitoring of treatment results and may be a cost-effective way to optimize medical treatments and to improve patient outcomes. Currently, the primary use of MRI is for studies of the central nervous system, which accounted for approximately 74% of the estimated 7.4 million MRI studies performed in the United States in 1994. Approximately 29% of these MRI studies were contrast enhanced at a cost to payors of approximately $145 million for contrast agents. The Company believes that the development of effective contrast agents will increase the use of MRI as a diagnostic imaging technique and will allow MRI to be used for a wider range of applications, in turn generating additional demand for MRI contrast agents.


     No MRI contrast agents designed specifically for the liver or the lymphatic system are currently being marketed anywhere in the world, except for the Company's Feridex I.V. liver agent, which is being sold in Europe. The liver and the lymphatic system are among the principal sites for metastasis of many common cancers (including colon, prostate and breast cancer). CECT is currently the primary imaging technique used to confirm a preliminary or suspected diagnosis of liver cancer. With respect to the lymphatic system, there currently are no effective imaging techniques. An MRI contrast agent that localizes to and causes contrast enhancement of the lymph nodes, such as Combidex, could allow for more accurate disease diagnosis and monitoring of treatment results. The Company believes that GastroMARK, because it enhances the contrast between the bowel and other abdominal structures, will increase the use of MRI as an imaging technology for the abdomen. In light of these potential applications of MRI contrast agents, the Company believes that it is well positioned to benefit from the expected demand for such agents and to capture a portion of the over $3 billion worldwide market for imaging agents, approximately $294 million of which was associated with MRI in 1995.


     In order to facilitate the marketing and distribution of its contrast agents, the Company has entered into strategic relationships with certain established pharmaceutical companies. These relationships, both in the United States and abroad, include: (i) Guerbet, a leading European producer of contrast agents, in Western Europe and Brazil; (ii) Eiken, one of Japan's leading medical diagnostics manufacturers, in Japan; (iii) Berlex, the leading marketer in the United States of MRI contrast agents, in the United States; and (iv) Mallinckrodt, a leading manufacturer in the United States of contrast agents, in the United States, Canada and Mexico.

     The Company's expertise in organ-specific technology provides it with biopharmaceutical opportunities beyond its core MRI contrast agent products. Advanced Magnetics is developing a drug delivery platform that targets therapeutics to the liver. The Company believes that arabinogalactan, a naturally occurring polysaccharide that binds to the ASG receptor found in abundance on hepatocytes, the principal cells comprising the liver, has commercial promise in drug delivery. Arabinogalactan was initially developed by the Company as a delivery agent for targeting contrast agents to the liver because of its high specificity, low cost and lack of toxicity. The Company is currently focusing on the development of a product for the treatment of hepatitis B consisting of a conjugate of arabinogalactan and AraAMP. AraA is an existing therapeutic agent that has shown efficacy in the treatment of hepatitis B, but is unacceptably toxic when used in an unconjugated form. Phase I clinical trials for this product candidate are expected to begin in 1996 in Europe. Advanced Magnetics intends to study the efficacy of other therapeutic agents combined with arabinogalactan for the treatment of hepatitis C, hepatitis D and liver cancer.

MRI CONTRAST AGENTS

  OVERVIEW

     Diagnostic Imaging. Diagnostic imaging is generally a non-invasive method to visualize internal structures, abnormalities or anatomical changes in order to diagnose disease and injury. Today, the most widely accepted imaging techniques include x-ray (including x-ray angiography), ultrasound, nuclear medicine, CT and MRI. Since the introduction of x-ray, the need for increasingly accurate and detailed non-invasive visualization of soft tissue has increased. For example, diagnostic imaging frequently is used to determine whether a cancer has metastasized to other organs and to assist physicians in determining whether a treated cancer has recurred or the location of additional tumors. In addition, diagnostic imaging is used in the diagnosis of disease and injury conditions affecting the cardiovascular and central nervous systems and certain joints, such as the knee and shoulder. In 1994, over 76 million soft tissue and organ imaging procedures were performed in the United States. The choice of diagnostic imaging technique to be used in any particular circumstance depends upon a variety of factors, including the particular disease or condition to be studied, image quality, availability of imaging machines, availability of contrast agents and cost. There is no imaging technique that is considered superior to all others for most or all applications.

     Contrast agents play a significant role in improving the quality of diagnostic images by increasing contrast between different internal structures or types of tissues. The availability of an effective contrast agent often determines the choice of imaging technique for a particular procedure. Consequently, contrast agents, which are administered intravenously or orally, are widely used when available. In 1994, approximately 31 million diagnostic imaging procedures using contrast agents were performed in the United States. The cost to payors of the contrast agents used in these procedures was approximately $1.3 billion. Currently available imaging techniques can be of limited usefulness in visualizing certain soft-tissue structures. For example, clinically useful diagnostic imaging of small lesions in lymph nodes, a common site of metastasis for some frequently occurring cancers such as breast cancer, is not currently available because, the Company believes, there are no effective contrast agents for imaging lymph nodes.

     Magnetic Resonance Imaging. Introduced in the 1980's, MRI is the diagnostic imaging technique of choice for the central nervous system and is widely used for the imaging of ligaments and tendons. MRI, which represents the first major advance in imaging since the advent of CT scanning, provides high-quality spatial resolution and does not use radiation. In MRI procedures, the patient is placed within the core of a large magnet where radio frequency signals are transmitted into the patient's body. The interaction of the radio frequency signal with the patient's body produces signals that are processed by a computer to create cross-sectional images.

     MRI contrast agents currently marketed in the United States are used primarily in imaging the central nervous system. In 1994, there were approximately 7.4 million MRI scans performed in the United States, of which approximately 2.2 million were performed with a contrast agent. The worldwide market for MRI contrast agents in 1994 was approximately $250 million, and the United States market was approximately $145 million.

     MRI Contrast Agent Market Opportunity. The Company believes that there is a significant market opportunity for its organ-specific contrast agents for the following reasons:

     - The Company believes that its contrast agents for imaging the liver, spleen, lymphatic system, blood flow and gastrointestinal system will have a strong competitive position because the Company believes that they either (i) permit more diagnostically useful images than images produced by CECT, the current diagnostic imaging technique of choice, or (ii) meet a perceived need for visualization of structures which existing imaging techniques do not adequately image, such as tumors in lymph nodes.

     - Existing MRI equipment is often not fully utilized. The Company believes that its contrast agents will encourage greater utilization of equipment with relatively little increase in marginal cost to imaging centers and the health care system.

     - MRI with the Company's contrast agents may detect smaller tumors than CECT, potentially resulting in earlier or more confident disease diagnoses.

     - The Company believes that the use of its contrast agents may result in an overall reduction in costs to the health care system, even though contrast enhanced MRI studies cost more than CECT studies, because MRI with the Company's contrast agents is likely to reduce incorrect diagnoses, increase diagnostic confidence and reduce unnecessary surgery.

     - In keeping with both good medical practice and the health care system pressure to lower costs, health care providers and payors often prefer the use of non-invasive means of diagnosis. Consequently, the Company believes that Combidex, its intravenous contrast agent under development for use in MRA, could be widely adopted to replace x-ray angiography, which uses catheters threaded through veins.

     The Company has developed two MRI contrast agents, Feridex I.V. for imaging of the liver and GastroMARK for imaging of the gastrointestinal tract, and is also developing a third product, Combidex, for imaging of the liver, spleen and lymphatic system and blood flow in MRA. No MRI contrast agents designed specifically for imaging the liver or blood flow in MRA are currently being marketed anywhere in the world, except for the Company's Feridex I.V. liver agent in Europe. No contrast agents for any imaging technique are marketed anywhere in the world for the spleen or the lymphatic system.

  TECHNOLOGY

     Advanced Magnetics' core imaging agent technology is based on the design and manufacture of extremely small, polysaccharide-coated superparamagnetic iron oxide particles of controlled sizes. The superparamagnetic particles range in size from approximately one-thousandth to approximately one-twentieth the size of a normal red blood cell. When placed in a magnetic field, superparamagnetic iron oxide particles become strongly magnetic, but do not retain their magnetism once the field is removed. The powerful magnetic properties of the Company's iron oxide particles result in images that show greater contrast to increase the information available to the reviewing radiologist. The Company's technology and expertise enable it to synthesize, sterilize and stabilize superparamagnetic particles in a manner necessary for their use in pharmaceutical products as MRI contrast agents to aid in the diagnosis of cancer and other diseases.

     Feridex I.V., which is composed of dextran-coated superparamagnetic iron oxide particles, is administered by intravenous injection. This MRI contrast agent has a relatively short blood circulating half-life and is primarily taken up by the Kupffer cells of the liver. The highly differentiated Kupffer cells, which are evenly distributed and comprise about 5% of total cells in normal liver tissue, remove foreign materials from the blood stream. Feridex I.V. is not absorbed by tumors in the liver, thereby dramatically enhancing the contrast between healthy and cancerous liver tissue.

     Combidex, which is composed of smaller dextran-coated superparamagnetic iron oxide particles, has a relatively long blood circulating half-life. The long circulating half-life of Combidex will permit it to be used in analyzing various soft tissues and organs. When initially injected, Combidex is designed to be used in analyzing blood flow. The Company believes that Combidex will be used in MRA for analyzing tissues such as the heart and brain and that it can be used to delineate tissue damaged as a result of decreased blood flow caused by heart attacks and strokes. The Company also believes that Combidex can be used to identify tumors in the liver and spleen because tumors have different vascularity than the surrounding tissues. Approximately 24 hours after injection, an adequate amount of Combidex accumulates in normal lymph node tissue to permit differentiation from tumor-infiltrated lymph nodes.

     GastroMARK, which is composed of silicone-coated superparamagnetic iron oxide particles, is an oral MRI contrast agent designed to improve imaging of abdominal organs by distinguishing between the loops of the bowel and other abdominal organs and structures. When ingested, GastroMARK flows through and darkens the bowel and causes it to appear darker on images than adjacent tissue. By more clearly identifying the intestinal loops, GastroMARK improves visualization of adjacent abdominal tissues, including the pancreas and pelvis.

     The Company's rights to its contrast agent technology are derived from and protected by license agreements, patents, patent applications and trade secrets. See "Patents and Trade Secrets."

TARGETED DRUG DELIVERY PLATFORM

  OVERVIEW


     The liver is the largest organ in the human body and is essential to many critical functions, including processing of nutrients and producing many necessary plasma proteins. Common diseases of the liver include hepatitis, cancer and cirrhosis. Effective treatment of liver diseases is often limited by the inability to deliver sufficient quantities of therapeutic pharmaceuticals to the liver without creating unacceptable levels of toxicity in the rest of the body. The Company believes the treatment of liver disease would be significantly improved by delivering therapeutics to the liver while limiting the exposure of the rest of the body to the drug. The Company discovered that arabinogalactan, a compound it studied to target contrast agents to the liver, could be useful in delivering therapeutic agents to hepatocytes, cells which comprise approximately 95% of the liver but do not exist in the rest of the body. The Company's first therapeutic product under development is a conjugate of arabinogalactan and AraAMP for the treatment of hepatitis B.


     Worldwide, chronic infection with hepatitis B is a major cause of morbidity and mortality. Hepatitis B infects approximately 300 million persons worldwide. During 1993, there were approximately 250,000 new infections in the United States. Up to 1% of American adults are chronic carriers of hepatitis B. However, in the Far East and in some tropical countries, prevalence rates for hepatitis B range from 5% to 20%. Most people infected with hepatitis B develop symptoms including malaise, anorexia, nausea, vomiting, dark urine, liver pain and fever as well as signs of jaundice. Approximately 7% of people infected with hepatitis B develop progressive liver damage that may result in portal fibrosis, cirrhosis or liver cancer. Approximately 5% of people infected with hepatitis B develop hepatitis D, a more virulent form of the disease that often results in serious secondary liver damage and disease.

  TECHNOLOGY


     The Company's drug delivery platform technology includes joining a therapeutic agent to a targeting agent, which binds specifically with certain receptors on the surface of cells. Receptors are specialized protein structures that will only bind with specific molecules. Certain receptors are prevalent only or primarily on specific kinds of cells. For example, the ASG receptor exists primarily in hepatocytes. After binding with the receptor, the targeting agent and an attached pharmaceutical are transported into the cell, where the pharmaceutical causes a therapeutic effect. The Company believes that targeted drug delivery based on the binding action of targeting agents with receptors offers the possibility of delivering effective therapeutic doses to affected cells without general distribution of toxic agents throughout the body.


     In its first targeted drug delivery project, the Company has completed preclinical testing of a potential therapeutic product for hepatitis B composed of AraAMP and arabinogalactan. AraA, an antiviral agent which is used in the United States and abroad for the treatment of herpes simplex, has not been approved for the treatment of hepatitis B in the United States because, although it is an effective agent against the hepatitis virus, when administered systemically in an unconjugated form, is often toxic to the bone marrow, blood cells and peripheral nervous system at the dosage necessary to treat the hepatitis B virus. AraA and other nucleoside products must be phosphorylated with three phosphate ions in order to have a therapeutic effect. When AraA is injected directly, however, most molecules of AraA do not become phosphorylated. The Company believes that much of the toxicity associated with AraA results from toxic compounds created when the drug breaks down in the body. The Company has discovered that AraA, when phosphorylated with one phosphate (monophosphate) and chemically linked with arabinogalactan prior to injection, shows far greater therapeutic effect in animals and reduced toxicity. Toxicity is reduced because
(i) less therapeutic compound is needed since AraAMP is directed by the arabinogalactan to hepatocytes through the ASG receptor, (ii) the probability of successful triphosphorylation is increased by the targeted delivery of the monophosphate to the cell and (iii) the arabinogalactan-AraAMP conjugate does not, the Company believes, metabolize into any toxic product during its short blood half-life.

     The Company believes that the delivery and use enhancements seen when AraAMP is attached to arabinogalactan may be obtained with other therapeutic agents. The attachment of a variety of therapeutic agents to arabinogalactan, such as ribavirin and acyclovir, is an active area of research for Advanced Magnetics and may lead to a series of arabinogalactan-delivered pharmaceuticals for the treatment of such liver diseases as hepatitis B, hepatitis C, hepatitis D and liver cancer.

     The Company holds two United States patents and a notice of allowance for a European patent covering the delivery of therapeutic agents with arabinogalactan. A third patent covering the use of arabinogalactan with radiotherapy has been issued in the United States. The Company has also developed a proprietary purification scheme for purifying arabinogalactan that enables it to manufacture a pharmaceutical grade of arabinogalactan suitable for use in the Company's therapeutic products. See "Patents and Trade Secrets."

PRODUCTS UNDER DEVELOPMENT

     This section contains certain forward-looking statements relating to the timing of clinical trials and regulatory approvals and the expected use of the Company's products. These statements should be considered in connection with the risks set forth in "Risk Factors -- Early Stage of Product Commercialization; Uncertainty of Product Development," "-- Government Regulation; No Assurance of Regulatory Approval" and "-- Uncertainties Relating to Clinical Trials; Technological Uncertainty."


     The following table summarizes potential applications, marketing partners and current United States and foreign status for each of the Company's products.

--------------------------------------------------------------------------------
                 ADVANCED MAGNETICS PRODUCTS UNDER DEVELOPMENT

                                          MARKETING         UNITED STATES          FOREIGN
    PRODUCT          APPLICATIONS          PARTNERS             STATUS              STATUS
    -------          ------------         ---------         -------------          -------
CONTRAST AGENTS
Feridex I.V.      Diagnosis of liver  Berlex (United      Approvable letter   Approved and
                  lesions             States), Eiken      received in         marketed in most
                                      (Japan), Guerbet    February 1996.      EU countries.
                                      (Western Europe                         Japanese NDA filed
                                      and Brazil)                             in March 1994.


Combidex          Diagnosis of        Guerbet (Western    Phase III liver     Phase III clinical
                  lesions of the      Europe and          trial patient       trials for
                  liver, spleen and   Brazil), Eiken      enrollment          lymphatic imaging
                  lymphatic system,   (Japan)             completed in early  expected to
                  as well as blood                        1996. Phase III     commence in Europe
                  flow in MRA                             clinical trials     in 1996. Phase I
                                                          for blood flow and  testing expected
                                                          lymphatic imaging   to begin in Japan
                                                          expected to         in 1996.
                                                          commence in 1996.

GastroMARK        Marking of the      Guerbet (Western    NDA submitted in    Approved and
                  bowel in abdominal  Europe and          November 1993.      marketed in
                  imaging             Brazil),                                several European
                                      Mallinckrodt                            countries,
                                      (United States,                         including France.
                                      Canada and Mexico)                      Approved in
                                                                              Canada.
TARGETED DRUG DELIVERY PRODUCTS
AraAMP-           Therapeutic for     --                  Preclinical         Clinical trials
arabinogalactan   hepatitis B                             research            expected to begin
conjugate                                                 completed.          in 1996.

Ribavirin-        Therapeutic for     --                  Preclinical         --
arabinogalactan   hepatitis C                             research in
conjugate                                                 process.

--------------------------------------------------------------------------------

  CONTRAST AGENTS

     FERIDEX I.V. The liver is a principal site for metastasis of primary cancer originating in other parts of the body, particularly cancer of the colon, a common cancer in the United States. Diagnosis of metastasis at an early stage can be difficult because small tumors are frequently not accompanied by detectable physical symptoms. Identification of metastatic tumors in the liver has a significant impact on physicians' treatment plans for cancer. The Company believes that Feridex I.V. will allow for MRI scans of liver tumors that may not be visible with CT scanning, the most widely used technique for liver imaging. The Company also believes that if an effective MRI contrast agent were available for imaging the liver, a substantial number of liver scans now done using CT scanning and other imaging techniques would instead, or also, use MRI.

     The Company received an approvable letter from the FDA for Feridex I.V. in February 1996. After resolving the questions raised by the FDA, the Company must negotiate final labeling as the last critical step prior to approval for marketing the product. There can be no assurance that the Company will be able to satisfactorily resolve the labeling issues raised by the FDA in its approvable letter. Any failure to satisfactorily resolve labeling issues could delay FDA approval for marketing Feridex I.V. or could adversely impact the ability of the Company to market Feridex I.V. Feridex I.V. was approved in September 1994 by the EU's Committee for Proprietary Medicinal Products and most of the member states of the EU have issued local approvals to market the product. Marketing of the product has begun by Guerbet in Europe. Eiken filed an application for Japanese regulatory approval in March 1994 and expects to receive an approval for marketing in 1996. Berlex is the Company's exclusive marketing partner for Feridex I.V. in the United States. See "Licensing and Marketing Arrangements."

     COMBIDEX. The Company believes that Combidex will be useful in diagnostic imaging of the liver, spleen and lymphatic system and blood flow in MRA. Lymph nodes are frequently sites for metastases of different types of cancer, particularly breast cancer and prostate cancer, and efficient imaging of lymph nodes could play a major role in determining courses of treatment. There are currently no available non-invasive methods for distinguishing between lymph nodes enlarged by tumorous infiltration as opposed to inflammation. Since CT, the only modality currently used for imaging lymph nodes, cannot distinguish between enlarged nodes and cancerous nodes, the current practice is to assume that enlarged nodes are cancerous and to perform a biopsy to establish their true status. The Company believes that Combidex will enable doctors using MRI to distinguish between cancerous and noncancerous enlarged lymph nodes because its accumulation in normal lymph node tissue permits differentiation between normal and tumor-infiltrated nodes.

     The long circulating half-life of Combidex may also permit its use in analyzing the perfusion, or blood flow, in tissues such as the heart and brain. Heart attacks and strokes decrease blood flow in damaged tissue, and the Company believes that Combidex may be useful in delineating the areas of decreased blood flow or visualizing areas of vascular constriction. The Company also believes that Combidex can be used to identify tumors in the liver and spleen because tumors generally have different vascularity than the surrounding tissues.

     The Company and Guerbet have completed Phase II clinical trials for the product in both the United States and Europe for several indications. The Company has completed patient enrollment for Phase III trials for the product in the United States for imaging liver lesions and expects to begin separate Phase III trials for Combidex as a blood flow contrast agent in MRA in 1996. In 1996, the Company and Guerbet expect to begin Phase III trials for Combidex in the United States and Europe for imaging of lymph nodes. Phase I trials of Combidex are scheduled to begin in Japan in 1996.

     One of the approximately 475 patients and subjects who were administered Combidex during its product development suffered an allergic reaction and died in January 1996. There can be no assurance that this death or any subsequent death that may occur during the clinical trials for this product would not have an adverse effect on the Company's ability to continue clinical trials or obtain regulatory approvals for Combidex or otherwise have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Government Regulation; No Assurance of Regulatory Approval," "-- Uncertainties Relating to Clinical Trials; Technological Uncertainty."

     The Company has granted exclusive rights to manufacture, market and sell Combidex in Japan to Eiken and an exclusive right to market and sell Combidex in Western Europe and Brazil to Guerbet. See "Licensing and Marketing Arrangements."

     GASTROMARK. MRI imaging of organs and tissues in the abdomen without contrast agents is difficult because these organs and tissues cannot be easily distinguished from the loops of the bowel. GastroMARK, the Company's oral contrast agent for marking of the bowel, when ingested, flows through and darkens the bowel. By more clearly identifying the intestinal loops, GastroMARK improves visualization of adjacent abdominal tissues, including the pancreas and pelvis.

     The Company submitted an NDA for GastroMARK with the FDA in November 1993, which is currently under review by the agency. The Company expects an FDA action letter during 1996. The Company has granted Mallinckrodt the exclusive right to co-market GastroMARK in the United States, Canada and Mexico. The Company has licensed the manufacturing and marketing rights to GastroMARK on an exclusive basis to Guerbet in Western Europe and Brazil. During fiscal 1993, Guerbet received marketing approval for the product in several European countries including France, and marketing of the product in Europe has begun. In addition, GastroMARK was approved for marketing in Canada in 1996. See "Licensing and Marketing Arrangements."

     OTHER CONTRAST AGENTS UNDER DEVELOPMENT. The Company is developing additional contrast agents. The Company believes that a variety of peptides, antibodies, proteins and polysaccharides may be used to coat its superparamagnetic iron oxide particles and to target them to specific receptors, and the Company is currently researching the use of these substances in new contrast agents. In May 1995, the Company entered into a sponsored research and license agreement with the General Hospital Corporation, a not-for-profit Massachusetts corporation doing business as Massachusetts General Hospital ("MGH"). The agreement covers organ-specific, receptor-directed, ultrasmall superparamagnetic iron oxides for use as MRI contrast agents. The target organ for the initial collaboration is the pancreas. The Company agreed to pay MGH $300,000, but payments could exceed this amount depending on milestone achievements and royalties on future product sales.

  TARGETED DRUG DELIVERY PRODUCTS

     The Company believes that arabinogalactan will prove useful in delivering therapeutic pharmaceuticals to the liver because of its lack of toxicity and high specificity for hepatocytes. The Company expects to begin clinical trials for the AraAMP conjugate in Europe in 1996. The Company currently expects that both the manufacturing and clinical testing of the Company's AraAMP conjugate will initially be performed outside of the United States.

     The Company believes that the delivery and use enhancements seen when AraAMP is attached to arabinogalactan may be obtainable with other therapeutic agents. The attachment of a variety of therapeutic agents to arabinogalactan, such as ribavirin and acyclovir, is an active area of research for Advanced Magnetics and may lead to a series of arabinogalactan-based pharmaceuticals for the treatment of such liver diseases as hepatitis B, hepatitis C, hepatitis D and liver cancer.

     The Company believes it has a strong intellectual property position regarding arabinogalactan for use in targeting therapeutic compounds. It has two United States patents and a notice of allowance for a European patent covering the delivery of therapeutic agents with arabinogalactan. A third patent covering the use of arabinogalactan with radiotherapy has issued in the United States. See "Patents and Trade Secrets."

LICENSING AND MARKETING RELATIONSHIPS

     The Company's strategy is to enter into corporate alliances to facilitate the development, marketing and distribution of its contrast agents. These agreements generally provide for the payment of license fees upon execution and, in some cases, when the Company or the licensee achieves specified regulatory milestones. The agreements also provide for royalties based on the licensee's sales. In certain cases, the Company sells active ingredients or finished contrast agents to its licensees for payments based on a percentage of sales.

     BERLEX. In February 1995, the Company entered into a license and marketing agreement and supply agreement with Berlex, granting Berlex exclusive marketing rights to Feridex I.V. in the United States. The Company is responsible for performing all work necessary to obtain FDA approval for commercial marketing of Feridex I.V. in the United States. Under the terms of the agreements, Berlex paid a $5,000,000 license fee upon execution of the agreements and agreed to pay an additional $5,000,000 license fee upon the delivery of FDA-approved product to Berlex. In addition, the Company will receive payments for manufacturing the agent and royalties on future sales of the agent. These agreements expire in 2010 but are terminable earlier upon specified events such as the determination by Berlex that the agent is commercially unmarketable due to adverse labeling requirements imposed by the FDA.

     GUERBET. In 1987, the Company entered into a supply and distribution agreement with Guerbet. Under this agreement, Guerbet has been appointed the exclusive distributor of Feridex I.V. in Western Europe (under the tradename Endorem) and Brazil. Guerbet is responsible for conducting clinical trials and securing the necessary regulatory approvals in the countries in its territory. Guerbet paid the Company license fees of $250,000 in 1987 and $250,000 in 1988 and is required to pay royalties based on sales. The Company is entitled to receive an additional percentage of Guerbet's sales in return for selling to Guerbet its requirements for the active ingredient used in the liver contrast agent. The agreement terminates on the later of (i) the expiration of the last to expire technology patent or (ii) ten years after the date all necessary approvals are obtained in France.

     In 1989, the Company entered into a second supply and distribution agreement with Guerbet granting Guerbet an exclusive right in Western Europe (under the tradename Lumirem) and Brazil to manufacture and sell GastroMARK and any future Advanced Magnetics MRI contrast agents that Guerbet decides to market, including Combidex. Under the terms of this second distribution agreement, Guerbet paid the Company a license fee of $700,000 in 1989. In addition, Guerbet will pay the Company royalties as a percentage of net sales, as the purchase price for the active ingredient. The Company is required to sell to Guerbet its requirements for the active ingredient used in the contrast agents. The agreement is perpetual but terminable upon specified events such as non-performance, insolvency or assignment without consent. Also in 1989, Guerbet purchased 150,000 shares of the Company's common stock at $12.00 per share.

     MALLINCKRODT. In 1990, the Company entered into a manufacturing and distribution agreement for GastroMARK with Mallinckrodt. Under this agreement, Mallinckrodt received the exclusive right to manufacture and co-market GastroMARK in the United States, Canada and Mexico. The Company may also sell the product through its own direct sales personnel. Mallinckrodt has paid $1,350,000 under the contract and has agreed to pay $500,000 on FDA approval of the NDA. Additionally, the Company will receive royalties based on Mallinckrodt's sales. The Company is required to sell to Mallinckrodt its requirements of the active ingredient of GastroMARK. The agreement is perpetual but terminable upon specified events such as non-performance, insolvency or assignment without consent.

     EIKEN. In 1990, the Company entered into a manufacturing and distribution agreement with Eiken (the "Eiken Agreement"), granting Eiken the exclusive right in Japan to manufacture and distribute GastroMARK and Combidex. In addition, for a period of 180 days after the Company files an NDA for any future Advanced Magnetics MRI contrast agents, Eiken has the right of first refusal to manufacture and distribute such product in Japan. Upon execution of this agreement, Eiken paid the Company a license fee of $1,000,000. Additionally, Eiken agreed to pay the Company royalties on sales of all products by Eiken under the agreement. The agreement is perpetual but terminable upon specified events such as non-performance, insolvency or assignment without consent. Also in 1990, Eiken purchased 375,000 shares of the Company's common stock for $13.33 per share. Due to market conditions in Japan, Eiken has decided not to market GastroMARK.


     In 1988, the Company entered into a manufacturing and distribution agreement with Eiken, granting Eiken the exclusive right to manufacture and distribute Feridex I.V. in Japan. Eiken is responsible for conducting clinical trials and securing the necessary regulatory approval in Japan. Under the terms of the agreement as amended, Eiken paid the Company license fees of $750,000 in 1988, $200,000 in 1989 and $550,000 in 1990. In addition, Eiken is required to pay royalties based upon sales. The agreement terminates on the later of (i) the expiration of the last to expire technology patent or (ii) ten years after the date all necessary approvals are obtained.


     SQUIBB DIAGNOSTICS. In 1991, the Company entered into agreements with Squibb Diagnostics, covering certain technology and the manufacturing and marketing of certain contrast agents including Combidex, which agreements have been terminated. Under certain circumstances, the Company is obligated to pay Squibb Diagnostics up to a maximum of $2,000,000 and $2,750,000 in royalties in connection with product sales of an arabinogalactan receptor-mediated contrast agent and Combidex, respectively.

MANUFACTURING AND SUPPLY ARRANGEMENTS

     The Company's Cambridge, Massachusetts facility is registered with the FDA and is subject to GMP as prescribed by the FDA. The Company currently manufactures bulk Feridex I.V. product for sale to Guerbet and has developed the necessary capabilities to manufacture Feridex I.V. finished product for sale to Berlex and GastroMARK bulk product for sale to Guerbet and Mallinckrodt. The Company also manufactures Combidex for preclinical and clinical testing by Guerbet. The Company also expects to utilize contract manufacturers from time to time if appropriate.

     The Company has entered into a manufacturing and supply agreement with Abbott Laboratories, Inc. ("Abbott"), under which Abbott will manufacture commercial quantities of Combidex for the Company and Guerbet. The agreement expires either five years after the Company receives approval to market Combidex in the United States or if such approval is not obtained in the United States, the agreement shall terminate in November 2005. Unless terminated earlier by either party, the agreement automatically renews for five year terms. Either party may terminate the agreement after the initial five year term upon not less than two years notice, or on sixty days notice upon bankruptcy or insolvency or a material breach of the agreement.

     Pursuant to the Eiken Agreement, Eiken has the exclusive right in Japan to manufacture GastroMARK and any of the Company's future contrast agents that it decides to market pursuant to the Eiken Agreement.

     The manufacture of the Company's antiviral therapeutic products will require the continuous availability of commercial grade arabinogalactan, a naturally occurring polysaccharide that is commercially available, which the Company will purify at its Cambridge facility.

PATENTS AND TRADE SECRETS

     The Company considers the protection of its technology to be material to its business. The Company's policy is to aggressively protect its competitive technology position by a variety of means, including applying for patents in the United States and in appropriate foreign countries. The Company has been granted 21 United States patents and has pending several United States patent applications covering various aspects of the production of magnetic colloids and particles, the composition of particles, the formulation of colloids and certain applications of these colloids and particles. The Company has filed counterpart patent applications in several foreign countries. In addition, the Company is a party to various license agreements, including non-exclusive cross-licensing arrangements covering MRI imaging technology with Nycomed and Schering. The Company's proprietary position depends in part on these licenses, and termination of the licenses for any reason could have a material adverse effect on the Company by limiting or prohibiting the commercial sale of its products. Although the Company believes that further patents will be issued on pending applications, no assurance to this effect can be given.

     The patent positions of pharmaceutical and biopharmaceutical firms, including Advanced Magnetics, are generally uncertain and involve complex legal and factual questions. There can be no assurance that any claims which are included in pending or future patent applications will be issued, that any issued patents will provide the Company with competitive advantages or will not be challenged by others, or that the existing or future patents of third parties will not be have an adverse effect on the ability of the Company to commercialize its products.

     One of the Company's MRI patents is the subject of two interference proceedings in the U.S. Patent Office. The Company has a non-exclusive license to the patent applications involved in one of these interference proceedings, which applications are owned by Nycomed and Schering. Because the Company does not currently have rights in all the patents and patent applications which are the subject of the other interference, there can be no assurance that the outcome of that interference will not have an outcome with a material adverse effect on the Company. There can be no assurance that future patent interferences involving patents of either the Company or its licensors will not have a material adverse effect on the Company's business. Moreover, there can be no assurance that claims of infringement or violation of the proprietary rights of others will not be asserted against the Company. If Advanced Magnetics is required to defend against such claims or to protect its own proprietary rights against others, the Company may incur substantial costs which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company believes it has a strong intellectual property position regarding arabinogalactan for use in targeting therapeutic compounds. It has two U.S. patents and a notice of allowance for a European patent covering the delivery of therapeutic agents with arabinogalactan. A third patent covering the use of arabinogalactan with radiotherapy has issued in the United States. Additional therapeutic applications are pending, but there is no assurance that any additional patents will issue to the Company.

     The Company also intends to rely on its trade secrets, know-how, continuing technological innovations and licensing opportunities to maintain and develop its competitive position. Although the Company seeks to protect its proprietary information, there can be no assurance that others will not independently develop the same or similar information, design around the patents, obtain unauthorized access to the Company's proprietary information or misuse information to which the Company has granted access. Litigation may be necessary to enforce any patents issued to the Company or to determine the scope of other person's proprietary rights in court or administrative proceedings. Any litigation or administrative proceeding could result in substantial costs to the Company and distraction of the Company's management. An adverse ruling in any litigation or administrative proceeding could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     The pharmaceutical and biopharmaceutical industries are subject to intense competition and rapid technological change. While there are currently no MRI contrast agents designed for organ-specific applications marketed in the United States other than chelated gadolinium compounds for imaging the central nervous system, the Company expects competition in the development of new MRI contrast agents to increase substantially. Certain companies, including the Company's collaborators, which have greater human and financial resources dedicated to product development and clinical testing than the Company, are developing MRI contrast agents. The Company's collaborators are not restricted from developing and marketing competing products and as a result of certain cross license agreements among the Company and certain of its competitors (including some of its collaborators), the Company's competitors will be able to utilize certain of the Company's technology in the development of competing products. There can be no assurance that the Company will be able to compete successfully with these companies.

     The Company believes that its ability to compete successfully in the MRI contrast agent market will depend on a number of factors including the development of efficacious products, timely receipt of regulatory approvals and product manufacturing at commercially acceptable costs. In addition, the Company's MRI contrast agents represent a new approach to imaging certain organs and market acceptance of both MRI as an appropriate technique for such organs and the Company's products is critical to the success of its contrast agent products. Although the Company believes that its contrast agents will offer advantages over competing MRI, CT or X-ray contrast agents, there can be no assurance that there will be greater acceptance of its products over other contrast agents. In addition, to the extent that other diagnostic techniques such as CT and X-ray may be perceived as providing greater value than MRI, any corresponding decrease in the use of MRI would have an adverse effect on the demand for the Company's contrast agent products. There can be no assurance that the Company will be able to successfully develop efficacious products, obtain timely regulatory approvals, manufacture products at commercially acceptable costs, gain satisfactory market acceptance or otherwise successfully compete in the future.

     There are several MRI contrast agents for imaging lesions of the liver in various phases of human testing in the United States and abroad. Schering has two products in development, Resovist, a carboxydextran superparamagnetic iron oxide formulation, and Eovist, a chelated gadolinium compound. The Company believes that Resovist is in Phase III trials in Europe and Japan and that Eovist has completed Phase II trials in Europe. Nycomed has filed an NDA for its MnDPDP product in the United States and Europe for MRI of liver lesions. The Company believes that Bracco S.p.A. is conducting Phase II trials in Europe for Gadolinium BOPTA, another chelated gadolinium compound. In the area of oral contrast agents, Pharmacyclics, Inc. filed an NDA in late 1995 for GADOLITE, its gadolinium-based product candidate, and Bracco S.p.A. has filed an NDA in the United States for Lumenhance, its liposomal encapsulated oral manganese compound. The Company believes that Feridex I.V. and GastroMARK are more advanced in the clinical approval process than these competitive products and believes that being first to market with a safe and effective product is a major competitive advantage. There can be no assurance, however, that these competitive products or new products developed by the Company's competitors will not be more effective than any products developed by the Company or render the Company's technology obsolete.


     Many companies, including large pharmaceutical, chemical and biotechnology companies, and academic and research institutions are engaged in developing vaccines and products for therapeutic use for treatment of hepatitis B and C. Both Hoffman-LaRoche and Schering-Plough have interferon products approved in the United States and elsewhere for use against hepatitis B. Glaxo Wellcome's Lamivudine, already approved for use in AIDS patients, is in Phase III trials for hepatitis B around the world, and SciClone Pharmaceuticals is conducting Phase III trials for Zadaxin in Taiwan for hepatitis B. Other competitors developing hepatitis B therapeutics include Biogen, SmithKline Beecham, Gilead Sciences and ICN Pharmaceuticals. Therapeutic candidates for hepatitis C are being developed by Hoffman-LaRoche, Schering-Plough, ICN Pharmaceuticals, Biogen and Agouron.


     Many of these companies have substantially greater capital, research and development, manufacturing and marketing resources and experience than the Company and represent significant competition for Advanced Magnetics. Such companies may succeed in developing technologies and products that are more effective or less costly than any that may be developed by the Company and may also prove to be more successful than the Company in production and marketing. There can be no assurance that Advanced Magnetics will successfully develop its proposed drug delivery products, obtain required regulatory approvals or gain satisfactory market acceptance for such products. Furthermore, there can be no assurance that these products or new products developed by the Company's competitors will not be more effective than any products developed by the Company or render the Company's technology obsolete. The Company believes, however, that no one therapeutic will be effective for all patients and that low production costs will be a significant determinant of future success in the worldwide marketplace.

GOVERNMENT REGULATION AND REIMBURSEMENT

     The production and marketing of the Company's products and its ongoing research and development activities are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. Pharmaceutical products intended for therapeutic use in humans are principally governed by FDA regulations in the United States and by comparable government regulations in foreign countries. Various federal, state and local statutes and regulations also govern or influence the research and development, manufacturing, safety, labeling, storage, recordkeeping, distribution and marketing of such products. The process of completing preclinical and clinical testing and obtaining the approval of the FDA and similar health authorities in foreign countries to market a new drug product requires a significant number of years and the expenditure of substantial resources. To date, no contrast agent based on magnetic particles has been approved by the FDA, although the Company has received an approvable letter for Feridex I.V. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested will delay or preclude the Company or its licensees or collaborators from marketing the Company's products or limit the commercial use of the products and will have a material adverse effect on the Company's business, financial condition and results of operations.

     The steps required by the FDA before a new human pharmaceutical product, including a contrast agent or therapeutic drug, may be marketed in the United States include: (a) preclinical laboratory tests, in vivo preclinical studies and formulation studies; (b) the submission to the FDA of a request for authorization to conduct clinical trials subject to an Investigational New Drug ("IND") exemption, to which the FDA must not object, before human clinical trials may commence; (c) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for its intended use; (d) submission to the FDA of an NDA; (e) approval and validation of manufacturing facilities and production uses of the pharmaceutical; and

(f) review and approval of the NDA by the FDA before the drug product may be shipped or sold commercially.

     Preclinical tests include the laboratory evaluation of product chemistry and formulation, as well as animal studies to assess the potential safety and efficacy of the product. Preclinical test results are submitted to the FDA as a part of the IND. Clinical trials are typically conducted in three sequential phases, although the phases may overlap. Phase I involves the initial administration of the drug to a small group of humans, either healthy volunteers or patients, to test for safety, dosage tolerance, absorption, distribution, metabolism, excretion and clinical pharmacology and, if possible, early indications of effectiveness. Phase II involves studies in a small sample of the actual intended patient population to assess the preliminary efficacy of the investigational drug for a specific clinical indication, to ascertain dose tolerance and the optimal dose range and to collect additional clinical information relating to safety and potential adverse effects. Once an investigational drug is found to have some efficacy and an acceptable clinical safety profile in the targeted patient population, Phase III studies can be initiated to further establish safety and efficacy of the investigational drug in a broader sample of the target patient population. The results of the clinical trials together with the results of the preclinical tests and complete manufacturing information are submitted in an NDA to the FDA for approval. The FDA may suspend clinical trials at any point in this process if it concludes that patients are being exposed to an unacceptable health risk.

     If an NDA is submitted to the FDA, there can be no assurance that such application will be reviewed and approved by the FDA in a timely manner, if at all. Even after initial FDA approval has been obtained, further studies, including post-market studies, may be required to provide additional information. Results of such post-market programs may limit or expand the further marketing of the product. Even if initial marketing approval is granted, such approval may entail limitations on the indicated uses for which a product may be used and impose labeling requirements which may adversely impact the Company's ability to market its products. Finally, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

     Among the conditions for NDA approval is the requirement that a prospective manufacturer's manufacturing procedures conform to GMP requirements, which must be followed at all times. In complying with those requirements, manufacturers (including a drug sponsor's third-party contract manufacturers) must continue to expend time, money and effort in the area of production and quality control to ensure compliance. Domestic manufacturing establishments are subject to periodic inspections by the FDA in order to assess, among other things, GMP compliance. To supply product for use in the United States, foreign manufacturing establishments must comply with GMP and are subject to periodic inspection by the FDA or by regulatory authorities in certain of such countries under reciprocal agreements with the FDA. Failure to maintain compliance with GMP regulations and other applicable manufacturing requirements of various regulatory agencies could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is also subject to foreign regulatory requirements governing development, manufacturing and sales of pharmaceutical products that vary widely from country to country. Approval of a drug by applicable regulatory agencies of foreign countries must be secured prior to the marketing of such drug in those countries. The regulatory approval process may be more or less rigorous from country to country and the time required for approval may be longer or shorter than that required in the United States.

     The Company is and may be subject to regulation under local, state and Federal law regarding occupational safety, laboratory practices, handling of chemicals, environmental protection and hazardous substances control. The Company possesses a By-product Materials License from the Nuclear Regulatory Commission ("NRC") for receipt, possession, manufacturing and distribution of radioactive materials. The Company holds Registration Certificates from the United States Drug Enforcement Administration and the Commonwealth of Massachusetts Department of Public Health for handling controlled substances. The Company is registered with the United States Environmental Protection Agency ("EPA") as a generator of hazardous waste. All hazardous waste disposal must be made in accordance with EPA and NRC require-ments. The Company is subject to the regulations of the Occupational Safety and Health Act and has in effect a safety program to assure compliance with these regulations.

     In both the United States and foreign markets, the Company's ability to commercialize its products successfully also depends in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors. In the United States, there has been, and the Company expects that there will continue to be, a number of federal and state proposals to reform the health care system. In addition, an increasing emphasis on managed care in the United States has and will continue to put pressure on pharmaceutical pricing. Such initiatives and proposals, if adopted, could decrease the price that the Company receives for its existing products, as well as any products it may develop and sell in the future. Significant uncertainty exists as to the reimbursement status of newly approved health care products and products used for indications not approved by the FDA. If adequate reimbursement levels are not maintained by government and other third-party payors for the Company's products and related treatments, the Company's business, financial condition and results of operations may be materially adversely affected.

EMPLOYEES

     As of February 9, 1996, the Company had approximately 64 full-time employees, 53 of whom were engaged in research and development. The Company's success depends in part on its ability to recruit and retain talented and trained scientific personnel. The Company has been successful to date in obtaining such personnel, but there can be no assurance that such success will continue.

PRODUCT LIABILITY INSURANCE


     The use of any of the Company's potential products in clinical trials and the sale of any approved products may expose the Company to liability claims resulting from the use of products or product candidates. These claims might be made by customers (including corporate partners), clinical trial subjects, patients, pharmaceutical companies or others. The Company maintains product liability insurance coverage for claims arising from the use of its products in clinical trials. However, coverage is becoming increasingly expensive and no assurance can be given that the Company will be able to maintain insurance at a reasonable cost. There can be no assurance that the Company's insurance will provide sufficient amounts to protect the Company against losses due to liability that could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not presently maintain product liability insurance covering the sale of its products approved for commercial marketing and there can be no assurance that the Company will be able to obtain commercially reasonable product liability insurance for any product presently being marketed or for any product approved for marketing in the future or that insurance coverage and the resources of the Company would be sufficient to satisfy any liability resulting from product liability claims. A product liability claim or series of claims brought against the Company could have a material adverse effect on its business, financial condition and results of operations, whether or not the plaintiffs in such claims ultimately prevail. See "Risk Factors -- Potential Product Liability; Uncertainties Related to Insurance."


FACILITIES

     The Company's principal pharmaceutical manufacturing and research and development operations are located in a modern Company-owned building of approximately 25,000 square feet in Cambridge, Massachusetts, which includes a recently completed 3,800 square-feet expansion. The Company has leased two additional premises in Cambridge of approximately 18,000 total square feet to be used for manufacturing, warehousing and executive office space. One lease expires on October 31, 1997 and the other lease expires on December 31, 1997. In addition, the Company has leased premises of approximately 5,200 square feet in Princeton, New Jersey used by the Company's clinical development group as a general business, sales and administrative office. This lease expires on September 30, 1996 but includes two one year extension options. The Company believes these facilities are adequate for its current and anticipated short-term needs and that it will be able to enter into lease extensions or to lease comparable space, if necessary. However, the acquisition and required regulatory approvals for additional pharmaceutical manufacturing space can be time consuming and expensive. There is no assurance that if the Company desires to expand its manufacturing capacity it would be able to do so on a timely basis, if at all.


LEGAL PROCEEDINGS


     The Company and certain of its officers were sued in an action entitled David D. Stark, M.D. v. Advanced Magnetics, Inc., Jerome Goldstein, Ernest V. Groman, and Lee Josephson, Civil Action No. 92-12157-WGY, in the United States District Court for the District of Massachusetts on September 3, 1992. The plaintiff, a former consultant to the Company, claims that he was incorrectly omitted as an inventor or joint inventor on certain of the Company's patents and on pending applications, and seeks injunctive relief and unspecified damages. In addition, the complaint also alleges state law claims for breach of contract, breach of good faith and fair dealing, breach of implied contract, misappropriation of trade secrets, conversion, negligent misrepresentation, misrepresentation, unjust enrichment and unfair trade practices. The District Court has held that the plaintiff cannot succeed on both his claims to correct inventorship under federal law and his state law claims as these claims are mutually exclusive. The plaintiff recently appealed the District Court's analysis of the federal law to the United States Court of Appeals for the Federal Circuit. While the outcome of the action cannot be determined, the Company believes the action is without merit and intends to defend the action vigorously if it is reopened. There can be no assurance, however, that the Company will be able to successfully defend this action, and failure by the Company to prevail for any reason could have an adverse effect on the Company's future business, financial condition and results of operations.



     The Company and certain of its officers were sued in David D. Stark v. Advanced Magnetics, Inc., Jerome Goldstein, Ernest V. Groman and Lee Josephson, Civil Action No. 93-02846-C, in the Superior Court Department of the Massachusetts Trial Court for Middlesex County. This case involves claims of breach of contract, breach of good faith and fair dealing, breach of implied contract, unjust enrichment and unfair trade practices that were originally dismissed by, but later remanded to, the Federal Court in the above-mentioned action, as well as a new count alleging tortious interference with contractual or advantageous relations. The Superior Court granted partial summary judgment in the Company's favor and dismissed the unfair trade practices and tort counts. The Superior Court has stayed the action until May 17, 1996. While the outcome of the action cannot be determined, the Company believes the action is without merit and intends to defend the action vigorously. There can be no assurance, however, that the Company will be able to successfully defend this action, and failure by the Company to prevail for any reason could have an adverse effect on the Company's future business, financial condition and results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The directors and executive officers of the Company are as follows (1):

                NAME                   AGE                      POSITION
                ----                   ---                      --------
Jerome Goldstein.....................   56     Chairman of the Board of Directors, Chief
                                               Executive Officer, President and
                                               Treasurer(2)
Lee Josephson, Ph.D..................   50     Senior Vice President -- Research
Leonard M. Baum......................   42     Senior Vice President
Anthony P. Annese....................   66     Vice President -- Finance
Paula M. Jacobs, Ph.D................   51     Vice President -- Development
Jerome M. Lewis, Ph.D................   47     Vice President -- Scientific Operations
Mark C. Roessel......................   45     Vice President -- Regulatory Affairs
Thomas Coor, Ph.D....................   73     Director
Leslie Goldstein.....................   61     Director
Richard L. McIntire..................   61     Director
Edward B. Roberts, Ph.D..............   60     Director(2)
Roger E. Travis......................   58     Director(2)
George M. Whitesides, Ph.D...........   56     Director
[/FN]
---------------
(1) The Board of Directors is responsible for establishing and administering the
    Company's executive compensation programs.

(2) Member of Audit Committee.

     Jerome Goldstein is a founder of the Company and has been Chairman of the Board of Directors, Chief Executive Officer, President and Treasurer since the Company's organization in November 1981.

     Lee Josephson, Ph.D. is a founder of the Company and has been Senior Vice President -- Research since November 1990.

     Leonard M. Baum joined the Company in October 1994 as a Senior Vice President. From 1986 to 1994, Mr. Baum was Senior Director, Worldwide Regulatory Affairs/Drug Safety at Squibb Diagnostics.

     Anthony P. Annese joined the Company in December 1987 as Vice President -- Finance.

     Paula M. Jacobs, Ph.D. joined the Company in January 1986 as Vice President -- Development.

     Jerome M. Lewis, Ph.D. joined the Company in April 1986 as a Senior Scientist and has been Vice President -- Scientific Operations since February 1991.

     Mark C. Roessel joined the Company in January 1982 as a Director of Regulatory Affairs and has been Vice President -- Regulatory Affairs since January 1995.

     Thomas Coor, Ph.D. has been a director of the Company since 1983. Dr. Coor is currently a consultant. Dr. Coor is also a director of Aston, Inc., a developer of specialty biochemicals.

     Leslie Goldstein has been a director of the Company since 1981. Mr. Goldstein has been an associate of SRG Associates, a division of Fahnestock & Co., Inc., since 1977. Mr. Goldstein is the brother of Jerome Goldstein.

     Richard L. McIntire has been a director of the Company since 1982. Mr. McIntire is Chairman of the Board of Marketing Information Services, Inc., a developer of computer software, and has been the Chairman of Vantage Capital Group, an investment and consulting firm, since 1990.

     Edward B. Roberts, Ph.D. has been a director of the Company since 1982. Professor Roberts has been Professor at the Sloan School at MIT since 1961. He is a co-founder and was Chairman of Pugh-Roberts Associates, Inc., a management consulting firm that is now a division of PA Consulting Group, Inc. Professor Roberts is also a general partner of Zero Stage Capital Management, L.P., a venture capital limited partnership.

     Roger E. Travis has been a director of the Company since its organization in 1981. He is currently President of Roger E. Travis Associates, a small business consulting firm founded by him in 1978.

     George M. Whitesides, Ph.D. has been a director of the Company since 1981. Professor Whitesides has been a Professor of Chemistry at Harvard University since 1982. He is a director of Dexter Corporation, a manufacturer of specialty material products.

     Officers and directors are elected on an annual basis. The present term of office for each director will expire at the next annual meeting of the Company's stockholders or at such time as his successor is duly elected. Officers serve at the discretion of the Board of Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock as of March 21, 1996 and as adjusted to reflect the Offering, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) all officers and directors as a group and (iv) the Selling Stockholders. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.



                                                                                       SHARES TO BE
                                                  SHARES BENEFICIALLY                  BENEFICIALLY
                                                    OWNED PRIOR TO                      OWNED AFTER
                                                      OFFERING(1)       NUMBER OF     OFFERING(1)(2)
                                                  -------------------    SHARES     -------------------
                                                   NUMBER     PERCENT    OFFERED     NUMBER     PERCENT
                                                  ---------   -------   ---------   ---------   -------
DIRECTORS, OFFICERS AND 5% STOCKHOLDERS:
Jerome Goldstein(3)(4)(5).......................    689,422     10.2%     50,000      639,422      8.1%
Marlene Kaplan Goldstein(3)(5)..................    683,137     10.1%     62,017      621,120      7.9%
Eiken Chemical Co., Ltd. .......................    375,000      5.5%         --      375,000      4.8%
  1-33-8 Hongo
  Bunkyo-Ku
  Tokyo, Japan
Lee Josephson, Ph.D.(6).........................    158,128      2.3%     24,483      133,645      1.7%
Paula M. Jacobs, Ph.D.(7).......................     23,518      *         3,000       20,518      *
Jerome M. Lewis, Ph.D.(8).......................     13,135      *         3,000       10,135      *
Leonard M. Baum(9)..............................      5,000      *            --        5,000      *
Leslie Goldstein(10)............................    330,250      4.9%     27,500      302,750      3.8%
  SRG Associates
  805 Third Avenue
  New York, New York
Thomas Coor, Ph.D.(11)..........................     27,000      *            --       27,000      *
Richard L. McIntire(11)(12).....................    110,500      1.6%         --      110,500      1.4%
Edward B. Roberts, Ph.D.(11)(13)................    109,500      1.6%         --      109,500      1.4%
Roger E. Travis(14).............................     32,361      *            --       32,361      *
George M. Whitesides, Ph.D.(11).................     74,500      1.1%         --       74,500      *
All executive officers and directors as a group
  (14 persons)(15)..............................  2,296,009     33.2%    170,000    2,126,009     26.5%
OTHER SELLING STOCKHOLDERS:
Ernest V. Groman, Ph.D.(16) ....................    125,000      1.8%     25,000      100,000      1.5%
Rachel Goldstein................................     62,865      *        15,000       47,865      *
Lisa Goldstein..................................     62,865      *        15,000       47,865      *
Guerbet, S.A. ..................................    150,000      2.2%     25,000      125,000      1.6%
  Boite Postale 50400
  95543 Roissy C6G
  Codex - France

---------------
  *  Less than 1% of the outstanding Common Stock.


 (1) The number of shares of Common Stock deemed outstanding includes 6,766,642 shares of Common Stock outstanding as of March 21, 1996. The number of shares of Common Stock deemed outstanding after the Offering includes an additional 1,100,000 shares of Common Stock being offered for sale by the Company in the Offering. Each person has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned, except as otherwise indicated.


 (2) The number of shares of Common Stock offered and the number of shares of Common Stock beneficially owned after the Offering do not give effect to the Underwriters' over-allotment option. All of the shares of Common Stock to be sold pursuant to the over-allotment option will be sold by the Company.

 (3) Jerome Goldstein and Marlene Kaplan Goldstein are husband and wife but each disclaims control or beneficial ownership of shares held by the other. The address of each is c/o Advanced Magnetics, Inc., 725 Concord Avenue, Cambridge, Massachusetts 02138.


 (4) Includes 7,500 shares issuable to Jerome Goldstein pursuant to options exercisable on or before May 20, 1996 and 13,500 shares held by the Kaplan Goldstein Family Foundation, a charitable foundation whose trustees are Jerome Goldstein, Marlene Kaplan Goldstein and their two adult children.


 (5) Excludes 125,730 shares held by the children of Jerome Goldstein and Marlene Kaplan Goldstein, as to which shares each of Jerome Goldstein and Marlene Kaplan Goldstein disclaims beneficial ownership.


 (6) Includes 7,500 shares issuable to Dr. Josephson pursuant to options exercisable on or before May 20, 1996. Includes 15,074 shares, as to which shares Dr. Josephson disclaims beneficial ownership, held by the children of Dr. Josephson.



 (7) Includes 12,750 shares issuable to Dr. Jacobs pursuant to options exercisable on or before May 20, 1996 and 1,843 shares held in custodial accounts for her children. The shares being offered include 1,610 shares held in joint tenancy with Dr. Jacobs' husband.



 (8) Includes 9,500 shares issuable to Dr. Lewis pursuant to options exercisable on or before May 20, 1996. All of the shares offered are held in joint tenancy with Dr. Lewis' wife.



 (9) Includes 5,000 shares issuable to Mr. Baum pursuant to options exercisable on or before May 20, 1996.


(10) Includes 21,750 shares held by Leslie Goldstein for the following charitable foundation and trusts: 3,750 shares held by him as Trustee of the Allan Goldstein Children's Trust, 3,000 shares held by him as Trustee for his children and 15,000 shares held by him as Trustee of the Leslie and Roslyn Goldstein Foundation. Includes 1,500 shares, as to which Mr. Goldstein disclaims beneficial ownership, owned by Mr. Goldstein's wife. Does not include 191,206 shares held in certain investment accounts over which Mr. Goldstein exercises limited investment discretion. Mr. Goldstein has relinquished any rights to exercise investment discretion over such shares and accordingly disclaims beneficial ownership of such shares.

(11) Includes 14,500 shares issuable under currently exercisable options granted to each non-employee director.

(12) Includes 50,600 shares held in joint tenancy with Mr. McIntire's wife.

(13) Includes 34,500 shares held by Dr. Roberts as trustee for his children.

(14) Includes 8,000 shares, as to which Mr. Travis disclaims beneficial ownership of 3,000 shares, held by Mr. Travis as custodian for his children, and includes 7,000 shares issuable under currently exercisable options granted to Mr. Travis in his capacity as a non-employee director.


(15) Includes 79,593 shares held in family trusts and custodial accounts for various directors' and officers' children and 148,440 shares issuable under options exercisable on or before May 20, 1996.


(16) All of the shares offered are held in joint tenancy with Dr. Groman's wife.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 15,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, $.01 par value per share ("Preferred Stock").

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, which means that the holders of more than half of the shares can elect all the directors and, in that event, the holders of the remaining shares cannot elect any directors. Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to stockholders in the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are, and the shares to be sold in the Offering, upon issuance and payment therefor, will be, validly issued, fully paid and nonassessable.


     As of March 21, 1996, there were 6,766,642 shares of Common Stock outstanding, held by approximately 302 stockholders of record.


PREFERRED STOCK

     The Board of Directors is authorized to issue the Preferred Stock in different series and classes and to fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences and other rights and preferences of the Preferred Stock not in conflict with the Company's Certificate of Incorporation. There are currently no shares of Preferred Stock outstanding. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of Delaware General Corporation Law. That section generally provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless the transaction is approved in a prescribed manner. An "interested stockholder" is defined as any person that is
(i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

     The Company's Certificate of Incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminated the directors' liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, including the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of a law. The Company's Certificate of Incorporation also contains provisions to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. The Company believes that these provisions will assist the Company in attracting or retaining qualified individuals to serve as directors.

TRANSFER AGENT

     The Transfer Agent and the Registrar for shares of the Company's Common Stock is Boston Equiserve, L.P., 100 Federal Street, Boston, Massachusetts 02110.

                                  UNDERWRITING

     Upon the terms and subject to the conditions of the Underwriting Agreement
(the "Underwriting Agreement") among the Company and PaineWebber Incorporated,
Donaldson, Lufkin & Jenrette Securities Corporation, Oppenheimer & Co., Inc. and
Tucker Anthony Incorporated (the "Underwriters"), the Underwriters severally have agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters severally, 1,350,000 shares of Common Stock, which in the aggregate equal the number of shares set forth opposite the names of such Underwriters below:



UNDERWRITER                                                                    NUMBER OF SHARES
-----------                                                                    ----------------
    PaineWebber Incorporated.............................................
    Donaldson, Lufkin & Jenrette Securities Corporation..................
    Oppenheimer & Co., Inc. .............................................
    Tucker Anthony Incorporated..........................................
                                                                               ---------
              Total......................................................      1,350,000
                                                                               =========



     Pursuant to the Underwriting Agreement, the several Underwriters have agreed, subject to certain conditions, to purchase all of the shares of Common Stock being sold pursuant to such Agreement (other than those covered by the over-allotment option described below), if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.



     The Company has been advised that the Underwriters propose to offer the shares of Common Stock in part to the public at the price to the public set forth on the cover page of this Prospectus, and in part to certain securities dealers (who may include the Underwriters) at such price less a concession not
in excess of $          per share; and that the Underwriters and such dealers
may reallow a discount not in excess of $          per share of other dealers,
including the Underwriters. After the commencement of the public offering, the public offering price, the concession to selected dealers and the discounts to other dealers may be changed by the Underwriters.


     The Company has granted to the Underwriters an option, exercisable during the 30 day period after the date of this Prospectus, under which the Underwriters may purchase up to 202,500 additional shares of Common Stock from the Company at the price to the public set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise the option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Shares. To the extent that such option is exercised, each of the Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, the Selling Stockholders and certain other stockholders of the Company, including the officers and directors who are not Selling Stockholders, have agreed not to (1) offer to sell, sell, contract to sell or otherwise dispose of any shares of Common Stock or rights to acquire shares of Common Stock or (2) enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of the ownership of shares of Common Stock during the 90 day period following the date of this Prospectus, without in each case the prior written consent of PaineWebber Incorporated, other than (i) shares to be sold to the Underwriters in the Offering, (ii) shares of Common Stock to be issued upon the exercise of outstanding options or otherwise under employee benefit plans, including under incentive stock and option plans of the Company, (iii) shares of Common Stock to be issued upon the exercise of outstanding warrants, and (iv) shares of Common Stock issuable in connection with acquisitions by the Company provided that such shares are not eligible for resale during the 90 day period following the date of this Prospectus.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Testa, Hurwitz & Thibeault, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The balance sheets as of September 30, 1994 and 1995 and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 1995 of the Company included and incorporated by reference in this Prospectus and the Registration Statement, have been included and incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................  F-2
Balance Sheets as of September 30, 1994 and 1995......................................  F-3
Statements of Operations for the years ended September 30, 1993, 1994, and 1995.......  F-4
Statements of Stockholders' Equity for the years ended September 30, 1993, 1994, and
  1995................................................................................  F-5
Statements of Cash Flows for the years ended September 30, 1993, 1994, and 1995.......  F-6
Reconciliation of Net Income to Net Cash Provided by Operating Activities for the
  years ended September 30, 1993, 1994, and 1995......................................  F-7
Notes to Financial Statements.........................................................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Stockholders of Advanced Magnetics, Inc.:

     We have audited the accompanying balance sheets of Advanced Magnetics, Inc. as of September 30, 1994 and 1995 and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Magnetics, Inc. as of September 30, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note A to the financial statements, effective October 1, 1994, Advanced Magnetics, Inc. adopted the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Boston, Massachusetts
November 8, 1995


                            ADVANCED MAGNETICS, INC.

                                 BALANCE SHEETS

                                                                           SEPTEMBER 30,
                                                                    ---------------------------
                                                                       1994            1995
                                                                    -----------     -----------
ASSETS
Current Assets:
Cash and cash equivalents.........................................  $ 6,462,193     $ 1,066,419
Marketable securities (Note C)....................................   33,199,085      36,561,263
Accounts receivable...............................................      248,390       5,884,542
Recoverable income taxes (Note G).................................       90,117          90,117
Inventories (Note D)..............................................           --          55,567
Prepaid expenses..................................................      112,846          99,342
                                                                    -----------     -----------
          Total current assets....................................   40,112,631      43,757,250
                                                                    -----------     -----------
Property, plant and equipment:
Land..............................................................      360,000         360,000
Buildings.........................................................    4,316,706       4,320,766
Laboratory equipment..............................................    5,598,456       6,886,813
Furniture and fixtures............................................      324,453         516,418
                                                                    -----------     -----------
                                                                     10,599,615      12,083,997
Less -- accumulated depreciation and amortization.................    4,136,092       5,143,097
                                                                    -----------     -----------
Net property, plant and equipment.................................    6,463,523       6,940,900
                                                                    -----------     -----------
Other assets......................................................       96,546         145,072
                                                                    -----------     -----------
          Total assets............................................  $46,672,700     $50,843,222
                                                                    ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable..................................................  $   273,385     $   407,998
Accrued expenses (Note F).........................................      947,840       1,214,152
Income taxes payable (Note G).....................................           --         150,000
                                                                    -----------     -----------
          Total current liabilities...............................    1,221,225       1,772,150
                                                                    -----------     -----------
Commitments and Contingencies (Notes E, N and O)
Stockholders' equity (Notes C, H, I, K and L):
Preferred stock, par value $.01 per share, authorized 2,000,000
  shares; none issued.............................................           --              --
Common stock, par value $.01 per share, authorized 15,000,000 shares; issued and outstanding 6,712,572 shares in 1994 and
  6,753,413 shares in 1995........................................       67,126          67,534
Additional paid-in capital........................................   44,660,834      45,093,972
Retained earnings.................................................      723,515       3,036,517
Net unrealized gain on marketable securities......................           --         873,049
                                                                    -----------     -----------
Total stockholders' equity........................................   45,451,475      49,071,072
                                                                    -----------     -----------
          Total liabilities and stockholders' equity..............  $46,672,700     $50,843,222
                                                                    ===========     ===========

    The accompanying notes are an integral part of the financial statements.


                            ADVANCED MAGNETICS, INC.

                            STATEMENTS OF OPERATIONS

                                                            FOR THE YEARS ENDED SEPTEMBER 30,
                                                        -----------------------------------------
                                                           1993            1994           1995
                                                        -----------     ----------     ----------
Revenues:
License fees..........................................  $ 1,010,000     $5,505,000     $5,000,000
Royalties.............................................      906,138         15,924        189,493
Product sales.........................................    3,836,300        280,975      2,120,457
Contract research and development.....................      402,911             --             --
Interest, dividends and net gains and losses on sales
  of securities.......................................    2,823,102      1,845,005      2,287,311
                                                        -----------     ----------     ----------
          Total revenues..............................    8,978,451      7,646,904      9,597,261
Costs and Expenses:
Cost of product sales.................................    1,525,564         54,983        425,187
Contract research and development expenses............      193,391             --             --
Company-sponsored research and development expenses...    6,863,229      6,621,929      8,601,791
Charge (credit) for purchase of in-process research
  and development (Note O)............................           --        760,000       (380,000)
Selling, general and administrative expenses..........    2,777,840      1,963,480      1,759,348
                                                        -----------     ----------     ----------
          Total costs and expenses....................   11,360,024      9,400,392     10,406,326
Other income:
Gain on sale of in vitro product line (Note B)........           --      2,649,580      3,404,527
                                                        -----------     ----------     ----------
Income (loss) before provision for income taxes and
  cumulative effect of accounting change..............   (2,381,573)       896,092      2,595,462
Income tax provision..................................           --          8,000        400,000
                                                        -----------     ----------     ----------
Income (loss) before cumulative effect of accounting
  change..............................................   (2,381,573)       888,092      2,195,462
Cumulative effect of accounting change (Note C).......           --             --        117,540
                                                        -----------     ----------     ----------
Net income (loss).....................................  $(2,381,573)    $  888,092     $2,313,002
                                                        ===========     ==========     ==========
Net income (loss) per share before cumulative effect
  of accounting change................................  $     (0.36)    $     0.13     $     0.32
Cumulative effect of accounting change................           --             --           0.02
                                                        -----------     ----------     ----------
Income (loss) per share...............................  $     (0.36)    $     0.13     $     0.34
                                                        ===========     ==========     ==========
Weighted average number of common and common
  equivalent shares (Note A)..........................    6,651,061      6,806,525      6,870,839

    The accompanying notes are an integral part of the financial statements.

                            ADVANCED MAGNETICS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED SEPTEMBER 30, 1993, 1994, 1995

                                                                                                   NET
                                                                                                UNREALIZED
                                                 COMMON STOCK       ADDITIONAL     RETAINED      GAIN ON        TOTAL
                                              -------------------     PAID-IN      EARNINGS     MARKETABLE   STOCKHOLDERS'
                                               SHARES     AMOUNT      CAPITAL      (DEFICIT)    SECURITIES      EQUITY
                                              ---------   -------   -----------   -----------   ----------   ------------
Balance at September 30, 1992...............  6,648,599   $66,486   $44,802,242   $ 2,216,996    $     --     $47,085,724
Shares issued in connection with the
  exercise of stock options.................     20,046       201        73,773            --          --          73,974
Shares surrendered in connection with the
  exercise of stock options.................     (3,481)      (35)      (43,708)           --          --         (43,743)
Shares issued in connection with employee
  stock purchase plan (Note H)..............     13,298       133       162,369            --          --         162,502
Common shares repurchased (Note K)..........    (18,000)     (180)     (242,276)           --          --        (242,456)
Net loss....................................         --        --            --    (2,381,573)         --      (2,381,573)
                                              ---------   -------   -----------   -----------    --------     -----------
Balance at September 30, 1993...............  6,660,462    66,605    44,752,400      (164,577)         --      44,654,428
Shares issued in connection with the
  exercise of stock options.................     70,648       706       417,406            --          --         418,112
Shares surrendered in connection with the
  exercise of stock options.................     (4,193)      (42)      (58,147)           --          --         (58,189)
Shares issued in connection with employee
  stock purchase plan (Note H)..............     10,355       104       105,517            --          --         105,621
Common shares repurchased (Note K)..........    (24,700)     (247)     (316,342)           --          --        (316,589)
Repurchase of warrants (Note K).............         --        --      (240,000)           --          --        (240,000)
Net profit..................................         --        --            --       888,092          --         888,092
                                              ---------   -------   -----------   -----------    --------     -----------
Balance at September 30, 1994...............  6,712,572    67,126    44,660,834       723,515          --      45,451,475
Shares issued in connection with the
  exercise of stock options.................     29,494       295       207,060            --          --         207,355
Shares surrendered in connection with the
  exercise of stock options.................     (1,476)      (15)      (24,588)           --          --         (24,603)
Shares issued in connection with employee
  stock purchase plan (Note H)..............     12,823       128       130,666            --          --         130,794
Repurchase of warrants (Note K).............         --        --       120,000            --          --         120,000
Net unrealized gain on marketable
  securities................................         --        --            --            --     873,049         873,049
Net profit..................................         --        --            --     2,313,002          --       2,313,002
                                              ---------   -------   -----------   -----------    --------     -----------
Balance at September 30, 1995...............  6,753,413   $67,534   $45,093,972   $ 3,036,517    $873,049     $49,071,072
                                              =========   =======   ===========   ===========    ========     ===========

    The accompanying notes are an integral part of the financial statements.

                            ADVANCED MAGNETICS, INC.

                            STATEMENTS OF CASH FLOWS

                                                          FOR THE YEARS ENDED SEPTEMBER 30,
                                                    ---------------------------------------------
                                                        1993             1994            1995
                                                    ------------     ------------     -----------
Cash Flows from Operating Activities:
Cash received from customers......................  $  6,714,827     $  5,864,116     $ 5,380,513
Cash paid to suppliers and employees..............   (10,185,682)      (8,112,462)     (8,920,459)
Cash paid for purchase of in-process research and
  development (Note O)............................            --         (260,000)             --
Dividends and interest received...................     1,769,625        1,716,811       1,876,214
Income taxes paid.................................      (124,087)        (205,067)       (250,000)
Income tax refund.................................       212,136          622,849              --
Net realized gains on sales of marketable
  securities......................................     1,031,426          161,109          54,966
                                                    ------------     ------------     -----------
Net cash (used in) operating activities...........      (581,755)        (212,644)     (1,858,766)
                                                    ------------     ------------     -----------
Cash Flows from Investing Activities:
Proceeds from sales of marketable securities......    24,725,632        6,863,154       1,385,830
Proceeds from notes and bonds maturing............       150,000               --       3,000,000
Purchase of marketable securities.................   (27,105,583)     (25,117,742)     (6,703,475)
Capital expenditures..............................    (2,304,771)        (780,586)     (1,484,382)
(Increase) decrease in other assets and
  deposits........................................       200,447          (36,853)        (48,526)
                                                    ------------     ------------     -----------
Net cash (used in) investing activities...........    (4,334,275)     (19,072,027)     (3,850,553)
                                                    ------------     ------------     -----------
Cash Flows from Financing Activities:
Proceeds from issuance of common stock............       192,733          465,544         313,545
Purchase of treasury stock........................      (242,456)        (316,589)             --
Purchase of warrants..............................            --         (240,000)             --
                                                    ------------     ------------     -----------
Net cash provided by (used in) financing
  activities......................................       (49,723)         (91,045)        313,545
                                                    ------------     ------------     -----------
Net (decrease) in cash and cash equivalents.......    (4,965,753)     (19,375,716)     (5,395,774)
Cash and cash equivalents at beginning of year....    30,803,662       25,837,909       6,462,193
                                                    ------------     ------------     -----------
Cash and cash equivalents at end of year..........  $ 25,837,909     $  6,462,193     $ 1,066,419
                                                    ============     ============     ===========

    The accompanying notes are an integral part of the financial statements.

                            ADVANCED MAGNETICS, INC.

                          RECONCILIATION OF NET INCOME
                  TO NET CASH PROVIDED BY OPERATING ACTIVITIES

                                                           FOR THE YEARS ENDED SEPTEMBER 30,
                                                      -------------------------------------------
                                                         1993            1994            1995
                                                      -----------     -----------     -----------
Net income (loss)...................................  $(2,381,573)    $   888,092     $ 2,313,002
                                                      -----------     -----------     -----------
Adjustments to Reconcile Net Income to Net Cash Used
  in Operating Activities, net of assets disposed
  of:
Depreciation and amortization.......................      821,246         877,803       1,007,005
Decrease in deferred income tax asset...............      349,948              --              --
Net unrealized loss on market value of securities...           --         117,540              --
Cumulative effect of accounting change..............           --              --        (117,540)
Accretion of U.S. Treasury Notes discount...........           --              --         (53,943)
(Increase) decrease in accounts receivable..........      537,427         (22,332)     (2,231,625)
(Increase) decrease in inventories..................      155,125              --         (55,567)
(Increase) decrease in prepaid expenses.............     (149,088)        134,063          13,504
(Increase) decrease in recoverable income taxes.....      (95,948)        259,831              --
(Decrease) increase in accounts payable and accrued
  expenses..........................................      181,108        (318,061)        900,925
Increase in income taxes payable....................           --              --         150,000
Gain on sale of in vitro product line (Note B)......           --      (2,649,580)     (3,404,527)
Accrual (credit) for the purchase of in-process
  research and development (Note O).................           --         500,000        (380,000)
                                                      -----------     -----------     -----------
          Total adjustments.........................    1,799,818      (1,100,736)     (4,171,768)
                                                      -----------     -----------     -----------
Net cash provided by (used in) operating
  activities........................................  $  (581,755)    $  (212,644)    $(1,858,766)
                                                      ===========     ===========     ===========

    The accompanying notes are an integral part of the financial statements.

                            ADVANCED MAGNETICS, INC.

                         NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF ACCOUNTING POLICIES:

  Business


     Founded in November 1981, Advanced Magnetics Inc., a Delaware Corporation (the "Company"), is a biopharmaceutical company engaged in the development and manufacture of compounds utilizing the Company's core proprietary colloidal superparamagnetic particle technology for magnetic resonance imaging ("MRI") and for polysaccharide directed, receptor-mediated drug delivery systems. The initial products developed by the Company are diagnostic imaging agents for use in conjunction with MRI to aid in the diagnosis of cancer and other diseases. In therapeutics, the Company is developing antiviral products, for the treatment of hepatitis.


  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash on hand, money market funds and marketable securities having a maturity of less than three months at the date acquired. Approximately 55% of the cash and cash equivalents are held in two money-market accounts.

  Marketable Securities

     In its first fiscal quarter ended December 31, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Prior period financial statements have not been restated. The Company's current portfolio consists of securities classified as available-for-sale which are recorded at fair market value. The fair values of marketable securities are based on quoted market prices. Net unrealized gains or losses on marketable securities are recorded as a separate component of equity. Interest income is accrued as earned. Dividend income is accrued on the ex-dividend date, and net realized gains and losses are computed on the basis of average cost and are recognized when realized.

  Inventories

     Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. The cost of additions and improvements is charged to the property accounts while maintenance and repairs are expenses as incurred. Upon sale or other disposition of property and equipment, the cost and related depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

  Depreciation and Amortization

     Depreciation and amortization are recorded on the straight line method based on rates sufficient to provide for retirement over estimated useful lives as follows: buildings -- 40 years; laboratory equipment and furniture and fixtures -- 5 years; and leasehold improvements -- over the life of the lease.

  Revenue Recognition

     Revenue is recognized when products are shipped, when contract objectives are achieved or when research activities are performed. License and royalty revenues are accrued as earned.

                            ADVANCED MAGNETICS, INC.

  Income Taxes

     The provision for income taxes includes federal and state income taxes currently payable and deferred income taxes arising from the recognition of certain income and expenses in different periods for financial and tax reporting purposes.

  Income (Loss) per Share

     Income per share is computed on the basis of the weighted average number of common and common share equivalents outstanding during each period. Loss per share is computed on the weighted average number of shares outstanding during the period.

B. SALE OF IN VITRO PRODUCT LINE:

     On October 15, 1993, the Company sold its in vitro product line to PerSeptive Biosystems, Inc. ("PerSeptive") for 151,759 shares of PerSeptive common stock which was worth $4,156,674 as of that date, plus an additional earn-out amount based on the results of fiscal 1995. The earn-out included a percentage of PerSeptive's royalty derived from the in vitro product line for the fiscal year ended September 30, 1995 as well as a percentage of 1993 product line sales. The Company recognized pre-tax gains on this sale of $3,404,527 and $2,649,580 in fiscal 1995 and 1994, respectively. PerSeptive has elected to satisfy the 1995 earn-out amount with shares of PerSeptive common stock of equivalent value. The number of shares to be issued for the earn-out will be determined when PerSeptive files a registration statement for these shares with the Securities and Exchange Commission. PerSeptive is required to file this statement no later than September 30, 1996, and interest will accrue if payment is received after December 15, 1995. The in vitro product line generated revenues of $5,017,000 and pre-tax income of $1,635,000 for the fiscal year ended September 30, 1993. Net assets included in the sale of the in vitro product line were $1,592,000 at October 15, 1993. This amount consisted of current assets and property and equipment, net of current liabilities.

C. MARKETABLE SECURITIES:

     The cost and fair value of the marketable securities portfolio at September
30, 1995 are as follows:

                                                                   COST         FAIR VALUE
                                                                -----------     -----------
    U.S. government securities
      Due in one year or less.................................  $ 9,501,365     $ 9,476,430
      Due after one through five years........................   14,869,406      14,737,500
    Corporate debt
      Due after five through ten years........................    1,980,040       2,002,500
    Preferred stock...........................................    6,116,668       5,740,023
    Common stock..............................................    3,220,735       4,604,810
                                                                -----------     -----------
                                                                $35,688,214     $36,561,263
                                                                ===========     ===========

     At September 30, 1994, the aggregate cost and fair value of the marketable securities portfolio were $33,316,625 and $33,199,085, respectively.

     At September 30, 1995, gross unrealized holding gains and gross unrealized holding losses were $1,722,965 and $849,916, respectively, resulting in a net unrealized holding gain of $873,049 which was recorded as a separate component of equity. At September 30, 1994, the Company recorded a $117,540 unrealized net loss on the fair value of securities. In the first fiscal quarter ended December 31, 1994, the Company recorded a cumulative effect of the accounting change of $117,540 including the reversal of the reserve for the carrying value of the marketable securities.

                            ADVANCED MAGNETICS, INC.

     During the year ended September 30, 1995, gross realized gains and gross realized losses on the sale of marketable securities were $57,394 and $2,428, respectively, resulting in a net realized gain of $54,966. Proceeds relating to the gross realized gains and gross realized losses were $693,224 and $747,572, respectively. Proceeds from U.S. treasury bonds maturing were $3,000,000.

     Interest, dividends and net gains (losses) on sales of securities consist of the following:

                                                            YEARS ENDED SEPTEMBER 30,
                                                     ----------------------------------------
                                                        1993           1994           1995
                                                     ----------     ----------     ----------
    Interest income................................  $1,259,960     $1,135,614     $1,644,329
    Dividend income................................     531,716        665,822        588,016
    Net gains on sales of securities...............   1,031,426        161,109         54,966
    Unrealized loss included in the determination
      of income....................................          --       (117,540)            --
                                                     ----------     ----------     ----------
                                                     $2,823,102     $1,845,005     $2,287,311
                                                     ==========     ==========     ==========

D. INVENTORIES:

     At September 30, 1994, there were no inventories as the Company's products were predominately in the research and development stages and the Company produced products for sale on a made-to-order basis only. In the fourth fiscal quarter ended September 30, 1995, the Company began to accumulate production costs for its products for future sale resulting in an ending inventory of $55,567 of raw materials.

E. COMMITMENTS:

     The Company leases laboratory, office and warehouse space under various agreements. Rental expenses for the years ended September 30, 1993, 1994, and 1995 amounted to $237,755, $38,017, and $320,920, respectively. Future minimum lease payments for fiscal 1996, 1997 and 1998 amount to $336,368, $216,331 and $35,233, respectively.

F. ACCRUED EXPENSES:

     Accrued expenses consist of the following at September 30:

                                                                     1994          1995
                                                                   ---------    -----------
    Salaries and other compensation..............................   $190,497     $  194,881
    Professional fees............................................    119,925        154,668
    Other........................................................    137,418        348,856
    Accrual for payment due Bristol-Myers Squibb Co. for purchase
      of in-process research and development.....................    500,000             --
    Payable for the purchase of marketable securities............         --        515,747
                                                                    --------     ----------
                                                                    $947,840     $1,214,152
                                                                    ========     ==========

G. INCOME TAXES:

     Deferred tax assets and deferred tax liabilities are recognized based on temporary differences between the financial reporting and tax basis of assets and liabilities using statutory rates. A valuation allowance is recorded against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

                            ADVANCED MAGNETICS, INC.

     The income tax provision consists of the following:

                                                              YEARS ENDED SEPTEMBER 30,
                                                          ---------------------------------
                                                            1993         1994        1995
                                                          ---------     ------     --------
    Currently payable:
      Federal...........................................  $(349,948)    $   --     $385,000
      State.............................................         --      8,000       15,000
                                                          ---------     ------     --------
                                                           (349,948)     8,000      400,000
                                                          ---------     ------     --------
    Deferred:
      Federal...........................................    349,948         --           --
      State.............................................         --         --           --
                                                          ---------     ------     --------
                                                            349,948         --           --
                                                          ---------     ------     --------
                                                          $      --     $8,000     $400,000
                                                          =========     ======     ========

     The provisions for income taxes were at different rates than the U.S.
statutory rates for the following reasons:

                                                                YEARS ENDED SEPTEMBER 30,
                                                              -----------------------------
                                                              1993        1994        1995
                                                              -----       -----       -----
    U.S. Federal statutory tax (benefit) rate...............  (34.0)%      34.0%       34.0%
    Dividends received deductions...........................   (5.3)      (17.7)       (5.2)
    Other, including a prior year tax adjustment............    1.6         1.7         1.0
    Losses without tax benefit..............................   37.7          --          --
    Tax benefit of temporary differences....................     --       (17.1)      (14.4)
                                                              -----       -----       -----
                                                                 --%        0.9%       15.4%
                                                              =====       =====       =====

     The components of the deferred tax assets and liabilities at September 30, were as follows:

                                                                   1994            1995
                                                                -----------     -----------
    Assets
      Net operating loss carryforwards........................  $   847,811     $   460,506
      Research and experimentation tax credit carryforward....    1,331,147       1,656,069
      Deductible intangibles..................................    1,492,948         911,066
      Other...................................................      224,697         630,670
    Liabilities
      Property, plant and equipment depreciation..............     (646,623)       (249,373)
      Other...................................................      (63,199)        (96,598)
                                                                -----------     -----------
                                                                  3,186,781       3,312,340
    Valuation allowance.......................................   (3,186,781)     (3,312,340)
                                                                -----------     -----------
    Net deferred taxes........................................  $        --     $        --
                                                                ===========     ===========

     Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable net deferred tax assets. Realization of favorable tax attributes is, therefore, reflected as a tax benefit in the provision for income taxes.

                            ADVANCED MAGNETICS, INC.

     The net tax effects of temporary differences on the provision for income taxes were as follows:

                                                             YEARS ENDED SEPTEMBER 30,
                                                         ----------------------------------
                                                           1993         1994         1995
                                                         --------     --------     --------
    Tax benefit of temporary differences for financial
      reporting purposes...............................  $     --     $407,787     $220,831
    Tax benefit of net operating loss for income tax
      purposes.........................................   349,948           --           --
                                                         --------     --------     --------
                                                         $349,948     $407,787     $220,831
                                                         ========     ========     ========

     At September 30, 1995, the recoverable income taxes result from carryback of losses for federal income tax purposes to amounts paid for income taxes in prior years.

     At September 30, 1995, the Company had unused net operating loss (NOL) carryforwards for federal income tax purposes of approximately $830,000 which expire in fiscal 2010. The Company also has federal research and experimentation credits of approximately $1,500,000 which expire in fiscal 2010.

H. EMPLOYEE STOCK PURCHASE PLAN:

     The Company's 1992 Employee Stock Purchase Plan (the "Purchase Plan") provides for the issuance of up to 150,000 shares of common stock to employees of the Company. Under the terms of the Purchase Plan, eligible employees may purchase shares in five annual offerings ending 1997, through payroll deductions of up to a maximum of 10% of the employee's earnings, at a price equal to the lower of 85% of the fair market value of the stock on the applicable annual offering commencement date of June 1 or termination date of May 31. The third offering under the Purchase Plan ended on May 31, 1995 and 12,823 shares of common stock were purchased by eligible employees at a price of approximately $10.20 per share. As of September 30, 1995, 36,476 shares have been issued under the Purchase Plan.

I. STOCK OPTION PLAN:

     The Company's 1993 Stock Option Plan (the "1993 Stock Plan") provides for the grant of options to the Company's directors, officers, employees and consultants to purchase up to an aggregate of 500,000 shares of common stock at a price equal to the fair market value of the stock at the date of grant. The maximum term of the options under the 1993 Stock Plan is ten years. The number of shares available for future grants at September 30, 1995 was 289,800.

     The Company's 1983 Stock Option Plan (the "Plan") does not allow for option grants after June 1993. The Plan provided for the grant of options to purchase up to 900,000 shares of common stock at a price equal to the fair market value of the stock at the date of grant to the Company's employees and mandatory grants to outside directors upon initial election to the Board of Directors. The maximum terms of incentive stock options and non-statutory options under the Plan are ten years and ten years plus thirty days, respectively.

     The Company has also granted to certain scientific advisors nonstatutory options to purchase a total of 29,625 shares of common stock at a price equal to fair market value at the date of grant. All options have been exercised.

                            ADVANCED MAGNETICS, INC.

     The table below summarizes stock option activity during the past three fiscal years for the Company's 1993 and 1983 Stock Option Plans:

                                                                NUMBER
                                                               OF SHARES       OPTION PRICE
                                                               ---------     ----------------
    Options outstanding at September 30, 1992................   282,032      $ 1.33 to $11.88
      Granted................................................    35,100       13.00 to  15.00
      Exercised..............................................   (20,046)       1.00 to  11.00
      Expired................................................    (4,927)       7.00 to  15.00
                                                                -------
    Options outstanding at September 30, 1993................   292,159        1.00 to  15.00
      Granted................................................   126,500       12.00 to  16.00
      Exercised..............................................   (70,648)       1.00 to  12.00
      Expired................................................   (40,752)       7.00 to  15.00
                                                                -------
    Options outstanding at September 30, 1994................   307,259        1.00 to  16.00
      Granted................................................    86,200       15.00 to  22.00
      Exercised..............................................   (29,494)       1.00 to  15.00
      Expired................................................    (4,775)      12.00 to  15.00
                                                                -------
    Options outstanding at September 30, 1995
      (177,140 shares exercisable)...........................   359,190        1.33 to  22.00

     On November 5, 1991, the Company's Board of Directors adopted the 1992 Non-Employee Director Stock Option Plan which the Stockholders approved. This plan provides for the grant to each non-employee director on November 5, 1991, and each fifth anniversary thereafter, an option to purchase 5,000 shares of common stock up to an aggregate of 100,000 shares at a price equal to the fair market value of the stock at the date of the grant, vesting over a five year period. Under this plan, options to purchase 30,000 shares of common stock at a price of $21.00 per share were granted, none of which have been exercised. No grants may be made under this plan after November 4, 2001.

     On November 10, 1992, the Company's Board of Directors adopted the 1993 Non-Employee Director Stock Option Plan which the Stockholders approved. This plan provides for the grant to each non-employee director on November 10, 1992, and each sixth anniversary thereafter, an option to purchase 5,000 shares of common stock up to an aggregate of 100,000 shares at a price equal to the fair market value of the stock at the date of the grant, vesting over a five year period. Under this plan, options to purchase 30,000 shares of common stock at a price of $14.50 per share were granted, none of which have been exercised. No grants may be made under this plan after November 10, 2002.

J. EMPLOYEE'S SAVING PLAN:

     The Company provides a 401(k) Plan to employees of the Company by which they may defer compensation for income tax purposes under Section 401(k) of the Internal Revenue Code. Each employee may elect to defer a percentage of his or her salary on a pre-tax basis up to a specified maximum percentage. The Company matches every dollar each employee contributes to the 401(k) Plan up to six percent of each employee's salary to a maximum of $2,000 annually per employee. Salary deferred by employees and contributions by the Company to the 401(k) Plan are not taxable to employees until withdrawn from the 401(k) Plan and contributions are deductible by the Company when made. The amount of the Company's matching contribution for the 401(k) Plan was $114,789, $79,851, and $99,751 for 1993, 1994 and 1995, respectively.

                            ADVANCED MAGNETICS, INC.

K. COMMON STOCK TRANSACTIONS:

     On February 11, 1991, Squibb Diagnostics, a division of Bristol-Myers Squibb Co., purchased for $950,000 a warrant covering 600,000 shares of common stock exercisable at $10.92 per share and escalating in exercise price in subsequent years. On August 30, 1994, the Company signed an agreement to reacquire the development and marketing rights to the MRI contrast agent Combidex. As part of the transaction, Bristol-Myers Squibb Co. returned the warrant which was valued at $240,000 to the Company. In the first quarter of fiscal 1995, the Company and Bristol-Myers Squibb Co. agreed to modify the agreement. As a result, payments to be made under the agreement were modified (See Note O). Accordingly, the Company adjusted the value of the warrant to purchase 600,000 shares of the Company's common stock by $120,000 in the first quarter of fiscal 1995.

     In November 1993, the Board of Directors authorized the purchase of 350,000 shares of the Company's common stock on the open market. Through September 30, 1995, the Company purchased 24,700 shares for $316,589 and the shares have been retired. The Board had previously authorized the purchase of 500,000 shares of which 170,100 were retired through fiscal 1993.

L. PREFERRED STOCK:

     The preferred stock may be issued from time to time in one or more series. The rights, preferences, restrictions, qualifications and limitations of such stock shall be determined by the Board of Directors.

M. BUSINESS SEGMENTS AND CUSTOMERS:

     The Company's operations are located solely within the United States. The Company is focused principally on developing and manufacturing MRI contrast agents and therapeutic drug delivery systems. Prior to fiscal 1994, the Company was also engaged in developing, producing and marketing in vitro medical diagnostic products for research and clinical laboratories, hospitals, and other manufacturers of diagnostics products. Accordingly, its revenues are attributable to one principal business segment. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Two customers accounted for 52% and 23% respectively of the Company's revenues in fiscal 1995. Two customers accounted for 39% and 33% respectively of the Company's revenues in fiscal 1994 and three customers accounted for 11%, 9% and 5% respectively of the Company's revenues in fiscal 1993.

     Revenues in fiscal 1993, 1994 and 1995 from customers and licensees outside of the United States, principally in Europe and Japan, amounted to 16%, 3% and 23%, respectively.

N. LEGAL PROCEEDINGS:

     The Company and certain of its officers were sued in an action in the United States District Court for the District of Massachusetts on September 3, 1992. The plaintiff, a former consultant to the Company, claims that he was incorrectly omitted as an inventor or joint inventor on certain of the Company's patents and on pending applications, and seeks injunctive relief and unspecified monetary damages. In April 1993, the plaintiff's federal court claims were dismissed, and the plaintiff appealed. The Appeals Court vacated the judgment and remanded the case to the U.S. District Court. The plaintiff filed a related case in the Superior Court of the Commonwealth of Massachusetts. The Superior Court has dismissed most of the related tort claims on summary judgment. While the final outcome of these actions cannot be determined, the Company believes that the plaintiff's claims are without merit and intends to defend the actions vigorously. There can be no assurance, however, that the Company will be able to successfully defend this action and the failure by the Company to prevail for any reason could have an adverse effect on the Company's future business, financial condition and results of operations.

O. AGREEMENTS:

     In fiscal 1993, the Company entered into an agreement with Sterling Winthrop, Inc. ("Sterling") for a product license and exclusive marketing rights to Advanced Magnetics' Feridex I.V. MRI liver imaging

                            ADVANCED MAGNETICS, INC.

contrast agent in the United States, Canada, Mexico and Australia. Under the agreement, Sterling would have paid up to $7,750,000 in license fees based on achieving certain milestones, of which $1,000,000 was received and recognized in license revenues in fiscal 1993.

     In fiscal 1994, Sterling paid a $2,500,000 non-refundable milestone payment for the Company's filing of a New Drug Application ("NDA") with the U.S. Food and Drug Administration ("FDA") for Feridex I.V. On October 6, 1994, the Company terminated its marketing and distribution agreement with Sterling as a direct result of the sale by Sterling of its prescription pharmaceutical business. The agreement with Sterling was not assignable without the Company's consent, which was not sought by Sterling nor given by the Company.

     In fiscal 1991, the Company entered into agreements with Squibb Diagnostics granting exclusive worldwide rights (except for Japan, Western Europe and Brazil) to manufacture and sell two MRI products, AMI-HS and Combidex. In addition, Squibb Diagnostics received the right to use the Company's core technology in its own development of other MRI contrast agents. The Company was to receive up to $10,000,000 in licensing fees, of which $4,000,000 was received and recognized in license revenues when the agreements were signed in fiscal 1991 and $1,000,000 was received in fiscal 1992 when the Company filed an Investigational New Drug ("IND") exemption with the FDA for Combidex.

     The Company and Squibb Diagnostics amended their agreement regarding Combidex in fiscal 1994 for which the Company received a non-refundable license fee of $1,000,000. Also in fiscal 1994, the Company and Squibb Diagnostics terminated their agreement with respect to the AMI-HS product and Squibb Diagnostics paid a $2,000,000 license fee milestone payment for Combidex. On August 30, 1994, the Company signed an agreement to reacquire the development and marketing rights to Combidex previously licensed to Squibb Diagnostics. The Company agreed to pay Bristol-Myers Squibb Co. $1,000,000 in two cash payments, of which $500,000 was paid on August 30, 1994 and $500,000 was to be paid upon acceptance of Combidex product suitable for use in worldwide preclinical and clinical studies. Furthermore, the Company is required to pay up to $2,750,000 in future royalties based on the Company's sale of Combidex. As part of the transaction, Bristol-Myers Squibb Co. returned to the Company a warrant to purchase 600,000 shares of the Company's Common Stock, valued at $240,000. The Company recorded a $760,000 expense which represented the value of in-process research and development reacquired. In the first quarter of fiscal 1995, the Company and Bristol-Myers Squibb Co. agreed that the 1,200 vials of Combidex delivered to the Company were not acceptable. In addition, they modified their prior agreement whereby Bristol-Myers Squibb Co. was relieved of its obligation to deliver Combidex to the Company for clinical trials and the Company was relieved of its obligation to pay $500,000 to Bristol-Myers Squibb Co. Accordingly, the Company recorded a credit for $380,000 to the purchase of in-process research and development and adjusted the value of the warrant downward by $120,000 in the first quarter of fiscal 1995.

     On February 1, 1995, the Company entered into an agreement with Berlex Laboratories, Inc. ("Berlex") granting Berlex a product license and exclusive marketing rights to Feridex I.V. in the United States and Canada. Under the terms of the agreement, Berlex paid a $5,000,000 non-refundable license fee and will pay an additional $5,000,000 license fee when the product has been approved for commercial marketing in the United States by the FDA. In addition, the Company will receive payments for manufacturing the product and royalties on future sales. The Company submitted an NDA for Feridex I.V. to the FDA in February 1994.

     On May 9, 1995, the Company entered into a Research and License Agreement with the General Hospital Corporation, a not-for-profit Massachusetts Corporation doing business as Massachusetts General Hospital ("MGH"). The agreement covers organ-specific, receptor-directed, ultrasmall superparamagnetic iron oxide for use as MRI contrast agents. The target organ for the initial collaboration is the pancreas. Under the agreement, the Company agreed to pay MGH $300,000, of which $150,000 was paid in fiscal year ended December 31, 1995, with the remainder to be paid in fiscal 1996. However, payments could exceed this amount depending on milestone achievements and product sales.

                            ADVANCED MAGNETICS, INC.

P. RELATED PARTY TRANSACTIONS:

     During the fiscal years ended September 30, 1993, 1994, and 1995, the Company paid approximately $52,000, $19,650 and $7,050, respectively, to Fahnestock & Co. Inc. as commissions in transactions involving its investments in securities. Mr. Leslie Goldstein, a Stockholder and member of the Company's Board of Directors and the brother of Jerome Goldstein, Chairman of the Board, President and Treasurer of the Company, is employed by SRG Associates, a division of Fahnestock & Co. Inc., as an investment analyst and advisor.

Q. QUARTERLY FINANCIAL DATA -- UNAUDITED:

     The following table provides quarterly data for the fiscal years ended
September 30, 1994 and 1995.

                                                            FISCAL 1995 QUARTERS ENDED
                                            ----------------------------------------------------------
                                            DEC. 31, 1994     MARCH 31       JUNE 30      SEPTEMBER 30
                                            -------------    ----------    -----------    ------------
License fees..............................    $       --     $5,000,000    $        --      $       --
Royalties.................................            --             --         38,366         151,127
Product sales.............................        55,259        789,026      1,276,172              --
Interests, dividends and net gains and
  losses on sales of securities...........       681,986        438,669        575,172         591,484
                                              ----------     ----------    -----------      ----------
          Total revenues..................       737,245      6,227,695      1,889,710         742,611
Cost of product sales.....................        11,050        157,804        256,333              --
Operating expenses........................     1,533,737      2,440,599      3,090,004       2,916,799
Gain on sale of in vitro product line
  (Note B)................................            --             --             --       3,404,527
Net income (loss) before cumulative
  effect of accounting change.............      (807,542)     3,254,292     (1,278,127)      1,026,839
Cumulative effect of account change
  (Note C)................................       117,540
Net income (loss).........................    $ (690,002)    $3,254,292    $(1,278,127)     $1,026,839
Net income (loss) per share before
  cumulative effect of account change.....    $    (0.12)    $     0.48    $     (0.19)     $     0.15
Cumulative effect of account change.......           .02             --             --              --
                                              ----------     ----------    -----------      ----------
Income (loss) per share...................    $    (0.10)    $     0.48    $     (0.19)     $     0.15

                                                            FISCAL 1994 QUARTERS ENDED
                                            ----------------------------------------------------------
                                            DEC. 31, 1993     MARCH 31       JUNE 30      SEPTEMBER 30
                                            -------------    ----------    -----------    ------------
License fees..............................    $1,005,000     $2,000,000     $2,500,000     $        --
Royalties.................................        13,461             --             --           2,463
Product sales.............................        61,600        138,950         25,665          54,760
Interest, dividends and net gains and
  losses on sales of securities...........       409,167        476,985        535,896         422,957
                                              ----------     ----------     ----------     -----------
          Total revenues..................     1,489,228      2,615,935      3,061,561         480,180
Cost of product sales.....................        12,300         26,600          5,133          10,950
Operating expenses........................     2,092,298      2,201,177      2,247,376       2,804,558
Gain on sale of in vitro product line
  (Note B)................................     2,649,580             --             --              --
Net income (loss).........................    $1,948,710     $  371,658     $  905,552     $(2,337,828)
Net income (loss) per share...............    $     0.28     $     0.05     $     0.13     $     (0.35)

===============================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                TABLE OF CONTENTS


                                             PAGE
                                             ----
Available Information......................    3
Incorporation of Certain Documents by
  Reference................................    3
Prospectus Summary.........................    4
The Company................................    4
Risk Factors...............................    7
Use of Proceeds............................   13
Price Range of Common Stock and Dividend
  Policy...................................   14
Capitalization.............................   15
Selected Financial Data....................   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   18
Business...................................   23
Management.................................   38
Principal and Selling Stockholders.........   40
Description of Capital Stock...............   42
Underwriting...............................   43
Legal Matters..............................   44
Experts....................................   44
Index to Financial Statements..............  F-1

===============================================================================





===============================================================================


                                1,350,000 SHARES

                                     [LOGO]

                            ADVANCED MAGNETICS, INC.

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                            PAINEWEBBER INCORPORATED

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                            OPPENHEIMER & CO., INC.

                                 TUCKER ANTHONY
                                  INCORPORATED

                            ------------------------

                               MARCH      , 1996

===============================================================================

                                   PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


        Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Common Stock offered hereby are as follows:

    Registration Fee..............................................    $ 12,715
    American Stock Exchange Additional Listing Fee................       1,000
    NASD Filing Fee...............................................       4,188
    Printing and Engraving Expenses...............................      80,000
    Legal Fees and Expenses.......................................     175,000
    Accounting Fees and Expenses..................................      75,000
    Blue Sky Fees and Expenses (including legal fees).............      15,000
    Miscellaneous.................................................      87,097
                                                                      --------
              Total...............................................    $450,000
                                                                      ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the General Corporation Law of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection therewith.

        The Registrant's Certificate of Incorporation provides that the Registrant shall, to the fullest extent permitted by law, indemnify all directors, officers, employees and agents of the company. The Certificate of Incorporation also contains a provision eliminating the liability of directors of the Registrant to the Registrant or its stockholders for monetary damage, except under certain circumstances. the Certificate of Incorporation also permits the Registrant to maintain insurance to protect itself and any director, officer, employee or agent against any liability with respect to which the Corporation would have the power to indemnify such persons under the Delaware General Corporation Law. The Registrant maintains an insurance policy insuring its directors and officers against certain liabilities.

ITEM 16. EXHIBITS.


 1.1       Form of Underwriting Agreement (filed herewith)
 3.1(1)    Certificate of Incorporation, as amended
 3.2(2)    By-laws, as amended
 4.1(3)    Specimen Certificate for Shares of Common Stock
 5.1       Opinion of Testa, Hurwitz & Thibeault (filed herewith)
23.1       Consent of Coopers & Lybrand L.L.P. (filed herewith)
23.2       Consent of Testa, Hurwitz & Thibeault (included in Exhibit 5.1)
24.1       Power of Attorney (previously filed)

---------------
(1) Incorporated herein by reference to the exhibits to the Company's Registration Statement on Form S-8 (File No. 33-13953).

(2) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1987.

(3) Incorporated herein by reference to the exhibits to the Company's Registration Statement on Form S-1 (File No. 33-5312).

ITEM 17. UNDERTAKINGS.

     The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where appropriate, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant, Advanced Magnetics, Inc., certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts on March 25, 1996.


                                          ADVANCED MAGNETICS, INC.


                                          By: /S/  JEROME GOLDSTEIN
                                             ---------------------------------
                                             JEROME GOLDSTEIN, CHAIRMAN OF THE
                                                     BOARD OF DIRECTORS
                                                  PRESIDENT AND TREASURER



     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dated indicated.




SIGNATURE                              TITLE(S)                     DATE
---------                              --------                     ----

/s/  JEROME GOLDSTEIN          Chairman of the Board of           March 25, 1996
-------------------------      Directors, President and
     JEROME GOLDSTEIN          Treasurer (Principal Executive
                               and Financial Officer)

            *                  Vice President--Finance            March 25, 1996
-------------------------      (Principal Accounting Officer)
     ANTHONY P. ANNESE


            *                  Director                           March 25, 1996
-------------------------
     THOMAS COOR


            *                  Director                           March 25, 1996
-------------------------
     LESLIE GOLDSTEIN


            *                  Director                           March 25, 1996
-------------------------
     RICHARD L. MCINTIRE


            *                  Director                           March 25, 1996
-------------------------
     EDWARD B. ROBERTS


            *                  Director                           March 25, 1996
-------------------------
     ROGER E. TRAVIS


            *                  Director                           March 25, 1996
-------------------------
     GEORGE M. WHITESIDES


By:  /s/ JEROME GOLDSTEIN
    ----------------------------------
         JEROME GOLDSTEIN
         ATTORNEY-IN-FACT


                                 EXHIBIT INDEX


EXHIBITS                                                                                    PAGE
--------                                                                                    ----
   1.1         Form of Underwriting Agreement (filed herewith)............................
   3.1(1)      Certificate of Incorporation, as amended...................................
   3.2(2)      By-laws, as amended........................................................
   4.1(3)      Specimen Certificate for Shares of Common Stock............................
   5.1         Opinion of Testa, Hurwitz and Thibeault (filed herewith)...................
  23.1         Consent of Coopers & Lybrand L.L.P. (filed herewith).......................
  23.2         Consent of Testa, Hurwitz & Thibeault (included in Exhibit 5.01)...........
  24.1         Power of Attorney (previously filed).......................................

 ---------------

(1) Incorporated herein by reference to the exhibits to the Company's Registration Statement on Form S-8 (File No. 33-13953).

(2) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1987.

(3) Incorporated herein by reference to the exhibits to the Company's Registration Statement on Form S-1 (File No. 33-5312).
